UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Individual and Consolidated Interim Financial Information of Natura &Co Holding S.A. for the six-month period ended June 30, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: August 11, 2022.

Item 1

Individual and Consolidated Interim Financial Information of Natura &Co Holding S.A. for the six-month period ended June 30, 2022.

Natura &Co Holding S.A. Individual and Consolidated Interim Accounting Information (ITR) For the six-month period ended June 30, 2022 Independent Auditors’ Report

www.pwc.com.br

Natura &Co Holding S.A. Parent company and consolidated interim financial statements at 30 June 2022 and report on review

(A free translation of the original in Portuguese)

Report on review of parent company and

consolidated interim financial statements

To the Board of Directors and Stockholders

Natura &Co Holding S.A.

Introduction

We have reviewed the accompanying interim statement of financial position of Natura &Co Holding S.A. ("Company") as at 30 June 22 and the related statements of income and comprehensive income for the quarter and six-month period then ended, and the statements of changes in shareholders’ equity and cash flows for the six-month period then ended, as well as the accompanying consolidated interim statement of financial position of Natura &Co Holding S.A. and its subsidiaries ("Consolidated") as at 30 June 22 and the related consolidated statements of income and comprehensive income for the quarter and six-month period then ended, and the consolidated statements of changes in shareholders’ equity and cash flows for the six-month period then ended, and explanatory notes.

Management is responsible for the preparation and fair presentation of these parent company and consolidated interim financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Natura &Co Holding S.A. and of Natura &Co Holding S.A. and its subsidiaries as at 30 June 2022, and the parent company financial performance for the quarter and six-month period then ended and its cash flows for the six-month period then ended, as well as the consolidated financial performance for the quarter and six-month period then ended and the consolidated cash flows for the six-month period then ended, in accordance with CPC 21 and IAS 34.

PricewaterhouseCoopers Auditores Independentes, Avenida Brigadeiro Faria Lima, 3732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo - SP, CEP 04538-132,T: (11) 3674-2000, F: (11) 3674-2000, www.pwc.com.br

Natura &Co Holding S.A.

Other matters

Statement of value added

The interim financial statements referred to above include the parent company and consolidated statements of value added for the six-month period ended 30 June 2022. These statements are the responsibility of the Company's management and are presented as supplementary information. These statements have been subjected to review procedures performed together with the review of the interim financial statements for the purpose concluding whether they are reconciled with the interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated interim financial statements taken as a whole.

São Paulo, 11 August 2022

PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/O-5

Leandro Mauro Ardito

Contador CRC 1SP188307/O-0

NATURA &CO HOLDING S.A.

STATEMENT OF FINANCIAL POSITION AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated			Note	Parent		Consolidated
ASSETS		June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	LIABILITILES AND SHAREHOLDERS' EQUITY		June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021

CURRENT						CURRENT
Cash and cash equivalents	6	5,592	4,289	3,043,826	4,007,257	Borrowings, financing and debentures	19	-	-	725,988	945,069
Short-term investments	7	120,240	228,694	1,231,814	1,978,740	Lease	18	83	-	890,592	1,005,523
Trade accounts receivable	8	-	-	3,251,659	3,476,359	Trade accounts payable and reverse factoring operations	20	2,989	5,688	5,716,513	6,770,579
Trade accounts receivable - Related parties	32	44,890	190,522	-	-	Trade accounts payable - Related parties	32	7,374	60,171	-	-
Inventories	9	-	-	5,367,406	5,403,526	Dividends and interest on shareholders' equity payable	24	180,772	180,772	180,772	180,772
Recoverable taxes	10	-	-	953,602	973,269	Payroll, profit sharing and social charges		20,574	19,431	961,855	1,255,348
Income tax and social contribution		40,226	118,068	258,338	564,486	Tax liabilities	21	767	654	618,988	766,430
Derivative financial instruments		-	-	87,517	81,159	Income tax and social contribution		-	-	235,859	365,457
Other current assets	14	26,140	6,397	849,635	912,160	Derivative financial instruments		-	89	613,604	458,492
		237,088	547,970	15,043,797	17,396,956	Provision for tax, civil and labor risks	22	-	-	259,403	230,097
						Other current liabilities	23	35,086	509	1,435,293	1,716,110
Assets held for sale	13	-	-	45,416	52,921	Total current liabilities		247,645	267,314	11,638,867	13,693,877
Total current assets		237,088	547,970	15,089,213	17,449,877
						NON-CURRENT
NON-CURRENT						Borrowings, financing and debentures	19	-	-	12,313,549	11,771,763
Recoverable taxes	10	-	-	1,334,342	1,349,624	Lease	18	154	-	2,451,335	2,542,339
Income tax and social contribution		61,713	-	176,626	84,729	Payroll, profit sharing and social charges		13,832	17,544	22,481	53,748
Deferred income tax and social contribution	11	-	-	3,340,486	2,954,074	Tax liabilities	21	-	-	113,550	114,797
Judicial deposits	12	13	13	588,849	585,284	Deferred income tax and social contribution	11	-	-	906,889	994,041
Derivative financial instruments		-	-	-	893,970	Derivative financial instruments		-	-	23,100	-
Short-term investments	7	-	-	50,481	36,921	Provision for tax, civil and labor risks	22	1,048	-	1,660,608	1,768,744
Other non-current assets	14	843	848	1,518,766	1,763,051	Other non-current liabilities	23	23,025	713	950,993	942,456
Total non-current assets		62,569	861	7,009,550	7,667,653	Total non-current liabilities		38,059	18,257	18,442,505	18,187,888

						TOTAL LIABILITIES		285,704	285,571	30,081,372	31,881,765

Investments	15	24,216,148	28,281,178	-	-	SHAREHOLDERS' EQUITY	24
Property, plant and equipment	16	-	-	5,025,789	5,377,408	Capital stock		12,484,407	12,481,683	12,484,407	12,481,683
Intangible	17	777	1,132	24,179,278	26,857,583	Treasury shares		(263,360)	(151,342)	(263,360)	(151,342)
Right of use	18	232	-	3,027,040	3,095,969	Capital reserves		10,427,568	10,478,804	10,427,568	10,478,804
						Legal profit reserve		865,072	871,223	865,072	871,223
Total non-current assets		24,279,726	28,283,171	39,241,657	42,998,613	Accumulated losses		(1,409,815)	-	(1,409,815)	-
						Other comprehensive income		2,127,238	4,865,202	2,127,238	4,865,202
						Shareholders' equity attributed to the Company's shareholders		24,231,110	28,545,570	24,231,110	28,545,570

						Non-controlling interest in shareholders' equity of subsidiaries		-	-	18,388	21,155
						Total shareholders' equity		24,231,110	28,545,570	24,249,498	28,566,725

TOTAL ASSETS		24,516,814	28,831,141	54,330,870	60,448,490	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		24,516,814	28,831,141	54,330,870	60,448,490

 *The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF INCOME

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(In thousands of Brazilian reais - R$, except for earnings per share)

	Note	Parent		Parent		Consolidated		Consolidated
		April 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021	January 1, 2022 to June 30, 2022	January 1, 2021 to June 30, 2021	April 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021	January 1, 2022 to June 30, 2022	January 1, 2021 to June 30, 2021

NET REVENUE	26	-	-	-	-	8,702,411	9,517,166	16,955,707	18,972,239
Cost of Sales	27	-	-	-	-	(3,216,805)	(3,318,287)	(6,162,413)	(6,640,754)

GROSS PROFIT		-	-	-	-	5,485,606	6,198,879	10,793,294	12,331,485

OPERATING (EXPENSES) INCOME
Selling, Marketing and Logistics expenses	27	-	-	-	-	(3,706,245)	(4,045,391)	(7,391,699)	(8,052,836)
Administrative, R&D, IT and Project expenses	27	(156,790)	(33,565)	(217,737)	(58,181)	(1,729,442)	(1,816,331)	(3,262,742)	(3,444,017)
Impairment loss on trade receivables	8	-	-	-	-	(150,498)	(210,856)	(314,250)	(450,201)
Share of profits (losses) from subsidiaries	15	(631,368)	267,113	(1,197,476)	141,134	-	-	-	-
Other operating income (expenses), net	30	12,326	-	12,326	-	(38,414)	(179,287)	(97,127)	(304,719)

OPERATING (LOSS) PROFIT BEFORE FINANCIAL RESULT		(775,832)	233,548	(1,402,887)	82,953	(138,993)	(52,986)	(272,524)	79,712

Financial income	29	8,391	5,023	18,326	11,183	1,960,362	1,225,453	3,314,734	2,264,397
Financial expenses	29	(1,271)	(3,727)	(25,254)	(14,461)	(2,387,149)	(1,430,954)	(4,128,088)	(2,697,804)

(LOSS) PROFIT BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		(768,712)	234,844	(1,409,815)	79,675	(565,780)	(258,487)	(1,085,878)	(353,695)
Income tax and social contribution	11	1,989	-	-	-	(135,116)	527,439	(217,604)	437,346

NET (LOSS) INCOME FOR THE PERIOD FROM CONTINUING OPERATIONS		(766,723)	234,844	(1,409,815)	79,675	(700,896)	268,952	(1,303,482)	83,651

DISCONTINUED OPERATIONS
NET LOSS FROM DISCONTINUED OPERATIONS		-	-	-	-	(66,075)	(36,714)	(105,662)	(7,965)

NET (LOSS) INCOME FOR THE PERIOD		(766,723)	234,844	(1,409,815)	79,675	(766,971)	232,238	(1,409,144)	75,686

ATTRIBUTABLE TO
The Company´s shareholders		(766,723)	234,844	(1,409,815)	79,675	(766,723)	234,844	(1,409,815)	79,675
Non-controlling shareholders		-	-	-	-	(248)	(2,606)	671	(3,989)
		(766,723)	234,844	(1,409,815)	79,675	(766,971)	232,238	(1,409,144)	75,686

INCOME (LOSS) PER SHARE IN THE PERIOD -R$
Basic	31	(0.5590)	0.1708	(1.0284)	0.0579	(0.5590)	0.1708	(1.0284)	0.0579
Diluted	31	(0.5590)	0.1694	(1.0284)	0.0574	(0.5590)	0.1694	(1.0284)	0.0574

*The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(In thousands of Brazilian reais - R$)

	Note	Parent		Parent		Consolidated		Consolidated
		April 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021	January 1, 2022 to June 30, 2022	January 1, 2021 to June 30, 2021	April 1, 2022 to June 30, 2022	April 1, 2021 to June 30, 2021	January 1, 2022 to June 30, 2022	January 1, 2021 to June 30, 2021

NET (LOSS) INCOME FOR THE PERIOD		(766,723)	234,844	(1,409,815)	79,675	(766,971)	232,238	(1,409,144)	75,686
Other comprehensive income to be reclassified to income statement in subsequent periods:
Conversion of financial statements of controlled companies abroad	15	1,156,263	(2,640,255)	(2,485,979)	(1,150,894)	1,156,499	(2,643,033)	(2,489,417)	(1,152,237)
Exchange rate effect on the conversion from hyperinflationary economy	15	51,322	50,553	(14,600)	78,960	51,322	50,553	(14,600)	78,960
Earnings (losses) from cash flow hedge operations	5.3	-	-	89	-	(208,151)	(183,844)	(654,392)	(243,344)
Tax effects on (losses) earnings from cash flow hedge operations	11	30	-	-	-	72,324	63,146	223,746	82,991
Equity in losses from cash flow hedge operation	5.3	(208,151)	(183,844)	(654,481)	(243,344)	-	-	-	-
Equity in tax effects on earnings from cash flow hedge operations	11	72,294	63,146	223,746	82,991	-	-	-	-

Comprehensive income for the period, net of tax effects		305,035	(2,475,556)	(4,341,040)	(1,152,612)	305,023	(2,480,940)	(4,343,807)	(1,157,944)

ATTRIBUTABLE TO
The Company´s shareholders		305,035	(2,475,556)	(4,341,040)	(1,152,612)	305,035	(2,475,556)	(4,341,040)	(1,152,612)
Noncontrolling shareholders		-	-	-	-	(12)	(5,384)	(2,767)	(5,332)
		305,035	(2,475,556)	(4,341,040)	(1,152,612)	305,023	(2,480,940)	(4,343,807)	(1,157,944)

 *The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(In thousands of Brazilian reais - R$)

											Equity appraisal adjustment
				Capital Reserves
	Note	Capital stock	Treasury shares	Surplus on issue/sale of shares	Special reserve	Additional paid-in capital	Income from transactions with non-controlling shareholders	Legal profit reserve		Retained (losses) earnings	Other comprehensive income	Shareholders' equity attributed to controlling shareholders		Total shareholders' equity
													Non-Controlling
								Tax Incentives	Retained earnings				Shareholders

BALANCES AS OF JANUARY 1, 2021		12,377,999	(11,667)	10,671,605	362,059	110,537	(92,066)	113,302	6,864	(759,937)	4,585,631	27,364,327	22,781	27,387,108

Profit loss for the period		-	-	-	-	-	-	-	-	79,675	-	79,675	(3,989)	75,686
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	78,960	78,960	-	78,960
Other comprehensive income		-	-	-	-	-	-	-	-	-	(1,311,247)	(1,311,247)	(1,343)	(1,312,590)
Total comprehensive income for the period		-	-	-	-	-	-	-	-	79,675	(1,232,287)	(1,152,612)	(5,332)	(1,157,944)
Share repurchase		-	(32,091)	-	-	-	-	-	-	-	-	(32,091)	-	(32,091)
Loss absorption		-	-	-	-	(650,196)	-	-	-	650,196	-	-	-	-
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans	24	-	-	-	-	131,776	-	-	-	-	-	131,776	-	131,776
Exercise of stock and restricted shares option plans	24	95,616	34,042	-	-	(114,267)	-	-	(15,813)	-	-	(422)	-	(422)

BALANCES AS OF JUNE 30, 2021		12,473,615	(9,716)	10,671,605	362,059	(522,150)	(92,066)	113,302	(8,949)	(30,066)	3,353,344	26,310,978	17,449	26,328,427

BALANCES AS OF JANUARY 1, 2022		12,481,683	(151,342)	10,021,409	362,059	187,402	(92,066)	-	871,223	-	4,865,202	28,545,570	21,155	28,566,725

Net loss for the period		-	-	-	-	-	-	-	-	(1,409,815)	-	(1,409,815)	671	(1,409,144)
Exchange rate effect on the conversion from hyperinflationary economy		-	-	-	-	-	-	-	-	-	(14,600)	(14,600)	-	(14,600)
Other comprehensive income		-	-	-	-	-	-	-	-	-	(2,916,625)	(2,916,625)	(3,438)	(2,920,063)
Total comprehensive income for the period		-	-	-	-	-	-	-	-	(1,409,815)	(2,931,225)	(4,341,040)	(2,767)	(4,343,807)
Share repurchase	24	-	(120,300)	-	-	-	-	-	-	-	-	(120,300)	-	(120,300)
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans	24	-	-	-	-	183,838	-	-	-	-	-	183,838	-	183,838
Exercise of stock and restricted shares option plans	24	2,724	8,282	-	-	(50,107)	-	-	2,143	-	-	(36,958)	-	(36,958)
Reclassification of hyperinflationary economy adjusment effect	24	-	-	(126,473)	-	(58,494)	-	-	(8,294)	-	193,261	-	-	-

BALANCES AS OF JUNE 30, 2022		12,484,407	(263,360)	9,894,936	362,059	262,639	(92,066)	-	865,072	(1,409,815)	2,127,238	24,231,110	18,388	24,249,498

 *The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021

CASH FLOW FROM OPERATING ACTIVITIES
Net (loss) income for the period		(1,409,815)	79,675	(1,409,144)	75,686
Adjustments to reconciliate net (loss) income for the period with net cash (used in) generated by operating activities:
Depreciation and amortization	16, 17 and 18	388	-	1,278,928	1,395,263
Interest and exchange variation on short-term investments		(10,383)	(16,377)	(179,075)	(86,819)
Earnings (loss) from swap and forward derivative contracts		5,266	-	559,000	(273,468)
Provision for tax, civil and labor risks		1,000	-	117,808	47,737
Inflation adjustment of judicial deposits		-	-	(17,247)	(5,363)
Inflation adjustment of provision for tax, civil and labor risks	22	48	-	23,495	32,731
Income tax and social contribution		-	-	217,604	(437,346)
Income from sale and write-off of property, plant and equipment, lease and non-current assets held for sale	13, 16 and 17	-	-	22,907	44,158
Share of profits (losses) from subsidiaries	15	1,197,476	(141,134)	-	-
Interest and exchange rate variation on leases	18	12	-	95,056	180,693
Interest and exchange rate variation on borrowings, financing and debentures, net of acquisition costs	19	-	7,918	(39,571)	(144,804)
Inflation adjustment and exchange rate variation on other assets and liabilities		(358)	13	1,265	23,381
Provision for losses from property, plant and equipment, intangible and leases	16, 17 and 18	-	-	-	(4,339)
Provision for stock option plans		144,156	46,175	144,156	131,776
Provision for losses with trade accounts receivables, net of reversals	8	-	-	314,250	450,201
Provision for inventory losses, net of reversals	9	-	-	201,828	217,110
Reversal for the provision for carbon credits		-	-	(6,815)	(3,253)
Effect from hyperinflationary economy		-	-	179,442	72,630
Other adjustments to reconcile net (loss) profit		-	-	-	(1,279)
		(72,210)	(23,730)	1,503,887	1,714,695

(INCREASE) DECREASE IN ASSETS
Trade accounts receivable and related parties		(7,654)	109,197	(101,661)	(180,938)
Inventories		-	-	(191,357)	(1,023,444)
Recoverable taxes		-	-	(1,321)	(383,607)
Other assets		(1,279)	15,274	21,927	(15,671)
Subtotal		(8,933)	124,471	(272,412)	(1,603,660)

(DECREASE) INCREASE IN LIABILITIES
Domestic and foreign trade accounts payable and related parties		(55,508)	2,085	(641,243)	(259,956)
Payroll, profit sharing and social charges, net		(2,569)	(11,501)	(329,466)	(82,320)
Tax liabilities		113	(12,721)	(153,055)	(235,443)
Other liabilities		(6,872)	(70)	(419,323)	(392,377)
Subtotal		(64,836)	(22,207)	(1,543,087)	(970,096)

CASH (USED IN) GENERATED BY OPERATING ACTIVITIES		(145,979)	78,534	(311,612)	(859,061)

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Payment of income tax and social contribution		(2,362)	(3,095)	(341,964)	(348,906)
Release of judicial deposits net of withdrawals		-	-	13,779	6,624
Payments related to tax, civil and labor lawsuits	22	-	-	(112,602)	(32,464)
(Payments) proceeds due to settlement of derivative transactions		(934)	-	(256,730)	226,999
Payment of interest on lease	18	(12)	-	(77,705)	(105,735)
Payment of interest on borrowings, financing and debentures	19	-	(26,005)	(362,663)	(426,884)
NET CASH (USED IN) GENERATED BY OPERATING ACTIVITIES		(149,287)	49,434	(1,449,497)	(1,539,427)

CASH FLOW FROM INVESTING ACTIVITIES
Additions of property, plant and equipment and intangible		33	-	(523,081)	(639,780)
Proceeds from sale of property, plant and equipment, intangible and non-current assets held for sale		-	-	3,707	13,373
Application of short-term investments		(169,300)	(567,811)	(4,753,022)	(5,630,357)
Redemption of short-term investments		288,137	360,401	5,446,657	4,614,436
Redemption of interest on short-term investments		-	15,535	59,888	41,853
Receipt of dividends from subsidiaries	32	153,656	168,612	-	-
NET CASH GENERATED BY (USED IN) INVESTING ACTIVITIES		272,526	(23,263)	234,149	(1,600,475)

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	18	(28)	-	(526,728)	(579,596)
Repayment of borrowings, financing and debentures – principal	19	-	(497,879)	(3,638,701)	(5,511,859)
New borrowings, financing, and debentures	19	-	-	4,727,033	6,335,740
Acquisition of treasury shares, net of receipt of option strike price		(120,300)	(32,513)	(120,300)	(21,014)
(Payment) receipt of funds due to settlement of derivative transactions		(4,332)	-	109,162	1,615,793
Capital Increase		2,724	-	2,724	-
NET CASH (USED IN) GENERATED BY FINANCING ACTIVITIES		(121,936)	(530,392)	553,190	1,839,064

Effect of exchange rate variation on cash and cash equivalents		-	-	(301,273)	(16,042)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,303	(504,221)	(963,431)	(1,316,880)

Opening balance of cash and cash equivalents	6	4,289	505,699	4,007,257	5,821,672
Closing balance of cash and cash equivalents	6	5,592	1,478	3,043,826	4,504,792

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,303	(504,221)	(963,431)	(1,316,880)

 *The accompanying notes are an integral part of the Interim Accounting Information.

NATURA &CO HOLDING S.A.

STATEMENT OF VALUE ADDED

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(In thousands of Brazilian reais - R$)

	Note	Parent		Consolidated
		June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021

INCOME		12,326	-	21,293,366	23,399,606
Sale of goods, products and services		-	-	21,314,696	23,526,966
Provision for doubtful accounts, net of reversals	8	-	-	23,414	(48,405)
Other operating expenses, net		12,326	-	(44,744)	(78,955)

GOODS ACQUIRED FROM THIRD PARTIES		(201,914)	(11,703)	(13,890,161)	(17,196,498)
Cost of products sold and services rendered		-	-	(7,018,582)	(7,255,822)
Materials, electricity, outsourced services and other		(201,914)	(11,703)	(6,871,579)	(9,940,676)

GROSS VALUE ADDED		(189,588)	(11,703)	7,403,205	6,203,108

RETENTIONS		(388)	-	(1,278,928)	(1,395,263)
Depreciation and amortization	16, 17 and 18	(388)	-	(1,278,928)	(1,395,263)

VALUE ADDED PRODUCED BY THE COMPANY		(189,976)	(11,703)	6,124,277	4,807,845

TRANSFERRED VALUE ADDED		(1,179,150)	152,317	3,314,734	2,264,397
Equity in subsidiaries	15	(1,197,476)	141,134	-	-
Financial income - including inflation adjustments and exchange rate variations	29	18,326	11,183	3,314,734	2,264,397

TOTAL VALUE ADDED TO DISTRIBUTE		(1,369,126)	140,614	9,439,011	7,072,242

DISTRIBUTION OF VALUE ADDED		(1,369,126)	140,614	9,439,011	7,072,242
Payroll and social charges	28	15,435	46,317	3,571,663	3,970,279
Taxes, fees and contributions		-	-	3,129,809	330,323
Financial expenses and rentals		25,254	14,622	4,146,683	2,695,954
Retained losses		(1,409,815)	-	(1,409,815)	-
Dividends and interest on equity declared and not distributed		-	-	-	(3,989)
Minority holders' share in retained profit		-	-	671	-
Retained earnings		-	79,675	-	79,675

 *The accompanying notes are an integral part of the Interim Accounting Information.

INDEX OF EXPLANATORY NOTES

1. GENERAL INFORMATION	11
2. MANAGEMENT STATEMENT AND BASIS OF PRESENTATION OF THE INTERIM ACCOUNTING INFORMATION	11
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	12
4. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS	13
5. FINANCIAL RISK MANAGEMENT	13
6. CASH AND CASH EQUIVALENTS	17
7. SHORT-TERM INVESTMENTS	18
8. TRADE ACCOUNTS RECEIVABLE	19
9. INVENTORIES	19
10. RECOVERABLE TAXES	20
11. INCOME TAX AND SOCIAL CONTRIBUTION	21
12. JUDICIAL DEPOSITS	21
13. NON-CURRENT ASSETS HELD FOR SALE	22
14. OTHER CURRENT AND NON-CURRENT ASSETS	23
15. INVESTMENTS	24
16. PROPERTY, PLANT AND EQUIPMENT	26
17. INTANGIBLE ASSETS	28
18. RIGHT-OF-USE AND LEASE LIABILITIES	31
19. BORROWING, FINANCING AND DEBENTURES	34
20. TRADE ACCOUNTS PAYABLE AND REVERSE FACTORING OPERATIONS	36
21. TAX LIABILITIES	37
22. PROVISION FOR TAX, CIVIL AND LABOR RISKS	37
23. OTHER LIABILITIES	39
24. SHAREHOLDER’S EQUITY	40
25. INFORMATION ON SEGMENTS	40
26. REVENUE	42
27. OPERATING EXPENSES AND COST OF SALES	43
28. EMPLOYEE BENEFITS	43
29. FINANCE (EXPENSES) INCOME	46
30. OTHER OPERATING EXPENSES, NET	48
31. EARNINGS PER SHARE	48
32. TRANSACTIONS WITH RELATED PARTIES	48
33. COMMITMENTS	50
34. INSURANCE	50
35. ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOWS	51
36. SUBSEQUENT EVENTS	51

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

1.	GENERAL INFORMATION

Natura &Co Holding S.A. (“Natura &Co”) was incorporated on January 21, 2019, with the purpose of holding interests in other companies, whose main business is in the cosmetics, fragrance and personal hygiene segments, through the manufacturing, distribution, and sale of their products. Natura &Co is headquartered in Brazil, in the city of São Paulo, State of São Paulo, at Avenida Alexandre Colares, no 1,188, Vila Jaguará, CEP 05106-000. Natura &Co and its subsidiaries are hereinafter referred to as the “Company”.

Brands managed by the Company include “Natura”, “Avon”, “The Body Shop” and “Aesop”. In addition to using the retail market, e-commerce, business-to-business (B2B) and franchises as sales channels for the products, the subsidiaries highlight the performance of the direct sales channel carried out mainly by the Natura, The Body Shop and Avon Consultant(s).

2.	MANAGEMENT STATEMENT AND BASIS OF PRESENTATION OF THE INTERIM ACCOUNTING INFORMATION

The Company’s interim accounting information, included in the Quarterly Information Form – “ITR” for the six-month period ended June 30, 2022, includes the individual and consolidated interim accounting information prepared pursuant to Technical Pronouncement CPC 21 (R1) - Interim Statements, approved by the Brazilian Accounting Committee (“CPC”) equivalent to International Accounting Standard (“IAS”) 34 - Interim Financial Reporting.

The individual and consolidated interim accounting information shows all relevant information specific to the interim accounting information, and only these, which is consistent with that used by Management in its management.

The Company's individual and consolidated interim accounting information was approved by the Board of Directors and authorized for publication at a meeting held on August 10, 2022.

The individual and consolidated interim accounting information was prepared based on historical cost, except for derivative instruments, non-current assets held for sale and short-term investments recognized in other current and non-current assets that were measured at fair value. The individual and consolidated interim accounting information are expressed in thousands of Reais (“R$”), rounded to the nearest thousand, as well as the disclosure of amounts in other currencies, when necessary, also made in thousands. The items disclosed in other currencies are duly identified, whenever applicable.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies applied in the preparation of this individual and consolidated interim accounting information are consistent with those applied and disclosed in note 3 to the Company’s audited financial statements for the year ended December 31, 2021, issued on March 9, 2022, except for the rules and changes effective as of January 1, 2022, which has not entailed any significant changes in the individual and consolidated interim accounting information of the Company.

Additionally, the Company adopted International Financial Reporting Standard IFRS 9 (CPC 48), Financial Instruments, for hedge accounting from January 1, 2022, replacing IAS 39, Financial Instruments (CPC 38), which the Company had elected to keep in force for hedge accounting from the first-time adoption of IFRS 9 (CPC 48) on January 1, 2018. The transition to IFRS 9 (CPC 48) was carried out prospectively and pre-existing hedging relationships were treated as ongoing hedging relationships, without loss of effectiveness or designation in transition. The adoption of IFRS 9 did not produce significant effects on the financial statements.

This individual and consolidated interim accounting information should be read in conjunction with the latest annual financial statement.

The same accounting policies are applicable for the quarter and six-month comparative period ended June 30, 2021 (except for the above-mentioned rules and amendments, which did not have a significant effect on the Company's individual and consolidated interim accounting information).

a) Hyperinflationary Economy - Turkey

As of June 2022, Turkey is considered a hyperinflationary economy. Thus, according to CPC 42 - Accounting and Evidence in a Highly Inflationary Economy (IAS 29 - Financial Reporting in Hyperinflationary Economies), non-monetary assets and liabilities, equity items and the statement of income of subsidiary Avon Kozmetik Urunleri Sanayi ve Ticaret Anonim Siketi (“Avon Turkey”) whose functional currency is the Turkish Lira, are being updated so that their values are stated in the measurement currency unit at the end of the period, which considers the effects measured by the Consumer Price Index ( “CPI”) of Turkey.As a result, the results of operations of the subsidiary Avon Turkey started to be disclosed as if they were highly inflationary as of January 1, 2022 (beginning of the year when the existence of hyperinflation was identified).

Non-monetary assets and liabilities recorded at historical cost and Avon Turkey's shareholders' equity items have been restated based on the aforementioned index, with the hyperinflation impacts resulting from changes in general purchasing power as of January 1, 2022, are now presented in the income statement. Considering that the Company does not operate in an economy that became hyperinflationary in the period (but its subsidiary mentioned above), the restatement of comparative balances from previous periods is not carried out, in in accordance with the provisions of CPC 02 (R2) Effects changes in exchange rates and conversion of financial statements (IAS 21 - The effects of changes in foreign exchange rates).

The income statement is adjusted at the end of each reporting period based on changes in the general price index for the period.

The net effect of the 2022 inflation update on (i) non-monetary assets and liabilities; (ii) equity items; and (iii) income statement, was presented in a specific account for the purpose of hyperinflation in the financial result (note 29).

For the purpose of converting the accounting balances of subsidiary Avon Turkey into the presentation currency (Reais – R$) used in the Company's individual and consolidated financial statements, the following procedures required by CPC 02 (R2) (IAS 21):

• the amounts of assets, liabilities and equity items were translated at the exchange rate at the end of the period (3.1876 Turkish Lira per Brazilian Real in June 2022).

• the amounts of income and expenses for the period were translated at the exchange rate at the end of the period (3.1876 Turkish lira per real in June 2022), instead of the average exchange rate for the period, which is used in the conversion non-hyperinflationary economy currency.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

• the income statements for the year ended December 31, 2021, as well as the three-month period ended March 31, 2022, and the respective balance sheets of subsidiary Avon Turkey were not represented. In the translate to a non-hyperinflationary economy currency, the comparative amounts should be those that would be presented as current year amounts in the prior year financial statements, not adjusted for subsequent changes in the price level or exchange rates.

Accumulated inflation in the six-month period ended June 30, 2022 was 42.35%, according to the Turkish Consumer Price Index (CPI).

In the six-month period ended June 30, 2022, the application of CPC 42 / IAS 29 to the subsidiary Avon Turkey did not result in material impacts on the Company's interim financial statements.

4.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The areas that require a higher level of judgment and have greater complexity, as well as the areas in which assumptions and estimates are significant for the interim accounting information, were presented in note 5 of the Company’s financial statements for the year ended December 31, 2021.

The estimates and assumptions used in the preparation of the interim, individual and consolidated accounting information for the six-month period ended June 30, 2022, have not changed significantly related with the as of December 31, 2021.

5.	FINANCIAL RISK MANAGEMENT

The information regarding the general considerations and polices of the Company was presented in note 6.1 of the Company’s annual financial statements for the year ended December 31, 2021, and there are no changes for the six-month period ended June 30, 2022.

5.1	Risks associated with the conflict between Russia and Ukraine

In February 2022, Russia launched a full-scale military invasion and is now engaged in a wide-ranging military conflict with Ukraine. In response, governments and authorities around the world, including the United States, United Kingdom and the European Union, announced sanctions and export restrictions on certain companies, financial institutions, individuals and economic sectors in Russia and Belarus. In response, Russia announced countermeasures aimed at punishing foreign companies for stopping their activities. Such sanctions and other measures could adversely affect our business.

So far, the conflict resulted in the suspension of the operations of the subsidiaries The Body Shop and Aesop in Russia and of exports from the Russian manufacturing unit to other countries in the region, which are now supplied by our unit in Poland. Avon, however, continues to supply its dealer network in Russia. The administrative operations in Ukraine that were carried out within the Company's facilities have been idle since the beginning of the conflict and it is currently expected that activities can be resumed during the third quarter of 2022. As of the date of this interim accounting information, the Company confirms that the facilities, as well as the goods and stocks held therein, have not been damaged and are in a suitable condition to be operated as activities resume.

As of the date of the interim accounting information, there are no material impacts of the above matter on the Company's consolidated interim accounting information, due to the Company's limited operations in Russia and Ukraine, which together represent less than 2% of consolidated net revenue.

Regarding operations of the subsidiary Avon in Russia, as of the date of this interim accounting information, no significant impacts were identified that affect the business model for managing financial assets or the classification of these assets. Additionally, there are no indications of a significant increase in the expected credit loss associated with operations, considering the maintenance of receivables collection levels and the increase in cash transactions (considering the reduction in credit operations as a result of restrictions imposed locally and of credit card processing companies in the country).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

During the six-month period ended June 30, 2022, the Company's Management decided not to continue the operations of subsidiary The Body Shop in Russia and the related impacts are disclosed in note 28.

Considering the maintenance of collection levels and sales operations for the local market in Russia, as well as the inexistence of significant restrictions that affect the Company's ability to carry out the management and cash movement necessary to maintain its operations, there is no significant risk of liquidity related to these events that affect this interim accounting information. Similarly, market risks associated with the transaction, including interest rate, currency and other price risks, including raw materials, did not significantly affect the Company's financial assets, considering the supply of production to the market. from the Russian manufacturing units and the expectation of recoverability of the amounts in the normal course of business.

Regarding the operations in Ukraine, the suspension of sales in March and the reduction in the collection of outstanding receivables resulted in an increase in the provision for losses on accounts receivable on June 30, 2022, this effect, however, not being material for this consolidated interim accounting information. Additionally, considering the absence of restrictions imposed on the movement of cash and cash equivalents, raising funds in the normal course of business and making payments and receipts, at the date of the interim accounting information, there are no significant impacts on the liquidity of the operations in that location.

As a result of the developments of the conflict in the quarter and in the six-month period ended June 30, 2022, there were still no impacts resulting from possible breaches of covenants or losses related to derecognition and/or modification of financial instruments or reclassification of amounts of cash flow hedge reserve as a result of the loss of effectiveness of derivatives recognized by hedge accounting or the loss of expectation that transactions evaluated as highly probable will actually occur.

The Company's Management is continuously monitoring developments to assess any possible future impacts that may arise as a result of the ongoing crisis, including the impairment of financial and non-financial assets, which the Company's Management assesses based on the best information available.

5.2 COVID-19 impacts

The Company continues to monitor the effects of the Covid-19 pandemic in the markets it operates, especially regarding to the restrictive measures adopted by these jurisdictions. The Crisis Committee continuously analyzes the situation and acts to minimize impacts on the operations and on the equity and financial position of the Company, with the objective of implementing appropriate measures, ensuring the continuity of operations, hedge cash, improve liquidity and promote the health and safety of all. We observed a reduction on the market restrictions during the first semester of 2022, when compared to the end of 2021 and the first semester of 2021. During the first semester of 2022 we did not identify any material impacts on the Company’s financial position and will continue to monitor potential future impacts.

5.3 Market risks including foreign exchange risk and interest rate

In order to hedge the current balance sheet positions of the Company against market risks, the following derivative instruments are used and consist of the balances in the following table, as of June 30, 2022, and December 31, 2021:

	Consolidated
Description	June 30, 2022	December 31, 2021
Financial derivatives	(564,573)	516,386
Operating derivatives	15,386	251
Total	(549,187)	516,637

As of June 30, 2022, and December 31, 2021, the financial derivatives balances are composed as follows:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Financial derivatives

Consolidated	Fair value		Gains (losses) of fair value adjustment
Description	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Swap agreements(a)
Asset portion:
Dollar purchased position	5,514,136	6,881,981	235,888	978,350

Liability portion:
Post-fixed CDI Rate:
Position sold in CDI	(6,095,523)	(6,348,442)	(742,354)	(823,887)

Forward contracts and NDF:
Liability position:
Post-fixed CDI Rate:	6,819	(137)	1,111	(137)
Short position at interbank rate	9,995	(17,016)	(274)	94
Total derivative instruments, net:	(564,573)	516,386	(505,629)	154,420

a)	Swap transactions consist of swapping the exchange rate variation for a correction related to a percentage of the fluctuation of the Certificate of bank deposits (post-fixed CDI), in the case of Brazil.

Below are the changes in net derivatives balances for the year ended December 31, 2021, and for the six-month period ended June 30, 2022:

Consolidated
Balance as of December 31, 2020	1,846,777
Gains from swap and forward derivative contracts in the result of the year	441,554
Receipt of funds due to settlement of derivative transactions – operational activity	(1,570,584)
Payment due to settlements – financing activity	9,040
Losses in cash flow hedge operations (other comprehensive income)	(210,150)
Balance as of December 31, 2021	516,637
Losses from swap and forward derivative contracts in the result of the period	(559,000)
Payment of funds due to settlement of derivative transactions – operational activity	256,730
Receipt due to settlements – financing activity	(109,162)
Losses in cash flow hedge operations (other comprehensive income)	(654,392)
Balance as of June 30, 2022	(549,187)

For derivative financial instruments held by the Company on June 30, 2022, and December 31, 2021, due to the fact that the contracts are executed directly with financial institutions and not through stock exchanges, there are no margins deposited as collateral of these operations.

5.4 Financial derivative instruments designated for hedge accounting (hedge accounting)

The positions of derivative instruments designated as outstanding cash flow hedge on June 30, 2022, are set out below.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Subject to hedging	Notional currency	Fair value	Accumulated gains (losses)	Gains (losses) for the six-month period
Currency swap – US$/R$	Currency	BRL	(574,533)	(632,283)	(665,360)
Forward agreements (Aesop)	Currency	BRL	(234)	(234)	(1,416)
Forward agreements (The Body Shop and Avon)	Currency	BRL	1,684	1,684	1,684
Forward agreements (Natura Indústria)	Currency	BRL	11,186	5,479	5,471
Forward agreements (Natura &Co)	Currency	BRL	-	-	89
Forward agreements and swap (Avon)	Currency	BRL	6,529	6,529	5,140
Total			(555,368)	(618,825)	(654,392)

5.5 Operating derivatives - Consolidated

As of June 30, 2022, and December 31, 2021, the Company maintains forward derivative instruments, with the purpose of hedging the foreign exchange risk of operating cash flows (such as import and export transactions):

Description	Fair value
	June 30, 2022	December 31, 2021
The Body Shop and Avon position	6,464	(404)
Natura Position	8,922	655
Total of derivative instruments, net	15,386	251

5.6 Capital Management

The Company’s objectives in managing its capital are to safeguard the Company’s ability to continue to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an ideal capital structure to reduce this cost.

The Company monitors capital based on the financial leverage ratios. This ratio corresponds to the net debt divided by Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”). The net debt corresponds to total borrowing and financing (including short and long-term borrowing and financing, as shown in the consolidated balance sheet), deducted from cash and cash equivalents and short-term investments (except for “Crer para Ver” funds and Dynamo Beauty Ventures Ltd. Fund).

5.7 Fair value estimate

The Company’s financial assets and liabilities substantially encompass assets and liabilities classified as level 2 in the fair value estimate hierarchy, the assessment of which is based on techniques that use, other than the prices quoted in level 1, other informations adopted by the market in a direct (as prices) or indirect (resulting from prices) manner. To measure the fair value, the carrying amount represents an amount that is reasonably near to the fair value, as described below:

(i)	the balances of cash and cash equivalents, trade accounts receivables, accounts payable to suppliers and other current liabilities are equivalent to their carrying amounts, mainly due to the short-term maturities of these instruments.

(ii)	the balances of the short-term investments (a) measured at amortized cost approximate their fair values as a result of the transactions to be conducted at floating interest rates; and (b) measured at fair value through profit or loss based on the rates agreed with the financial institutions considering the agreed rates among the parties, including market information that allows for such calculation.

(iii)	the carrying amounts of borrowing, financing and debentures are measured at their amortized cost and disclosed at fair value, which does not differ materially from the carrying amounts as the agreed interest rates are consistent with current market rates; and

(iv)	the fair value of exchange rate derivatives (swap and forwards) is determined based on the future exchange rates at the dates of the balance sheets, with the resulting amount being discounted at present value.

There was no transfer between measurement levels in the fair value hierarchy in the six-month period ended June 30, 2022, for these assets and liabilities. Additionally, there were no material effects in the quarter on the fair value of financial assets and liabilities as a result of the increase in price volatility in markets affected by the conflict between Russia and Ukraine, counterparty risk in financial assets or inactivity of markets considered in the valuation.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

6.	CASH AND CASH EQUIVALENTS

	Parent		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Cash and banks	5,592	4,289	2,220,952	3,349,398
Certificate of bank deposits	-	-	19,169	7,639
Repurchase operations (a)	-	-	803,705	650,220
	5,592	4,289	3,043,826	4,007,257

a)	Repurchase operations are securities issued by banks with a commitment by the bank to repurchase the securities, and by the client to resell the security, at a defined interest rate and within a predetermined term, which are backed by public or private securities (depending on the financial institution) and are registered within the Central Agency for Custody and Financial Settlement of Securities (“CETIP”). As of June 30, 2022, repurchase operations are remunerated at an average rate of 100.0 % of CDI (100.0% of the CDI as of December 31, 2021).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

7.	SHORT-TERM INVESTMENTS

	Parent		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Exclusive Investment fund(a)	120,240	228,694	-	-
Mutual investment funds (b)	-	-	829,643	896,212
Treasury bills (c)	-	-	393,452	646,586
Government securities (LFT) (d)	-	-	8,680	435,898
Dynamo Beauty Ventures Ltd. Fund	-	-	50,481	36,921
Restricted cash	-	-	39	44
	120,240	228,694	1,282,295	2,015,661

Current	120,240	228,694	1,231,814	1,978,740
Non-current	-	-	50,481	36,921

(a)	The Company concentrate most of its investments in an Exclusive Investment Fund, which holds interest in shares of the Essential Investment Fund.

The values of the shares held by the Company are presented under the item “Exclusive Investment Fund” at the Parent Company. The financial statements of the Exclusive Investment Fund, in which the group has exclusive participation (100% of the shares), were consolidated, except for the quotas of the Instituto Natura, and the amounts of its portfolio were segregated by type of investment and classified as cash and short-term investments, based on the accounting practices adopted by the Company. For the purposes of consolidated presentation, the exclusive investment fund balance, as well as the positions of the other subsidiaries are presented according to the financial component.

The balance as of June 30, 2022, related to the “Crer para Ver” line within the exclusive investment fund is R$91,267 (R$96,070 as of December 31, 2021).

(b)	Mutual investment funds refer to the investments of some subsidiaries of the Company, which are concentrated in the Natura entities of the Hispanic America mainly in Argentina, Chile, Colombia and Mexico.

(c)	As of June 30, 2022, investments in treasury bills are remunerated at an average rate of 108.8% of the CDI (120.0% as of December 31, 2021).

(d)	As of June 30, 2022, investments in Government securities (LFT) are remunerated at an average rate of 103.1% of the CDI (102.0% of the CDI as of December 31, 2021).

The breakdown of securities constituting the Essential Investment Fund portfolio, regarding which the Company holds 100% interest, on June 30, 2022, and December 31, 2021, is as follows:

	Consolidated
	June 30, 2022	December 31, 2021
Certificate of bank deposits	5,201	-
Repurchase operations (cash and cash equivalents)	389,969	569,349
Treasury bills	594,113	646,586
Government securities (LFT)	104,163	428,865
	1,093,446	1,644,800

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

8.	TRADE ACCOUNTS RECEIVABLE

	Consolidated
	June 30, 2022	December 31, 2021
Trade accounts receivable	3,682,226	3,930,340
(-) Allowance for expected credit losses	(430,567)	(453,981)
	3,251,659	3,476,359

Maximum exposure to credit risk on the date of the financial statements is the carrying amount of each maturity date range, net of the allowance for expected credit losses. The following table shows trade accounts receivable by exposure to the allowance for expected credit losses as of June 30, 2022 and December 31, 2021:

	Consolidated
	June 30, 2022		December 31, 2021
	Trade accounts receivable	Allowance for expected credit losses	Trade accounts receivable	Allowance for expected credit losses
Current	2,600,378	(90,625)	2,488,412	(80,087)
Past due:
Up to 30 days	608,876	(57,243)	937,227	(68,782)
31 to 60 days	117,910	(49,265)	140,757	(56,784)
61 to 90 days	99,154	(49,901)	97,713	(49,731)
91 to 180 days	255,908	(183,533)	266,231	(198,597)
	3,682,226	(430,567)	3,930,340	(453,981)

The changes in the allowance for expected credit losses for the six-month period ended June 30, 2022, and 2021 are as follows:

Consolidated
Balance as of December 31, 2020	(432,108)
Additions, net of reversals	(450,201)
Write-offs (a)	386,180
Translation adjustment	15,616
Balance as of June 30, 2021	(480,513)

Balance as of December 31, 2021	(453,981)
Additions, net of reversals	(314,250)
Write-offs (a)	311,613
Translation adjustment	26,051
Balance as of June 30, 2022	(430,567)

a)	Refers to accounts overdue for more than 180 days, which are written off when the Company has no expectation of recovering the trade accounts receivable and sale of customer portfolios.

9.	INVENTORIES

	Consolidated
	June 30, 2022	December 31, 2021
Finished products	4,420,143	4,619,237
Raw materials and packaging	1,306,336	1,166,681
Auxiliary materials	207,253	195,364
Products in progress	49,923	38,189
(-) Allowance for inventory losses	(616,249)	(615,945)
	5,367,406	5,403,526

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The changes in the allowance for inventory losses for the six-month period ended June 30, 2022, and 2021 are as follows:

Consolidated
Balance as of December 31, 2020	(602,314)
Additions, net of reversals (a)	(217,110)
Write-offs (b)	216,366
Translation adjustment	25,862
Balance as of June 30, 2021	(577,196)

Balance as of December 31, 2021	(615,945)
Additions, net of reversals (a)	(201,828)
Write-offs (b)	149,164
Translation adjustment	52,360
Balance as of June 30, 2022	(616,249)

a)	This refers to the recognition of net allowance for losses due to discontinuation, expiration and quality, to cover expected losses on the realization of inventories, pursuant to the policy of the Company.

b)	This consists of write-offs of products for which there is already an allowance for losses, where the Company has no expectation of sales/realization.

10.	RECOVERABLE TAXES

	Consolidated
	June 30, 2022	December 31, 2021(*)
ICMS on purchase of goods (a)	738,932	732,853
Taxes on purchase of goods – foreign subsidiaries	246,014	313,214
ICMS on purchases of property, plant and equipment and purchase of goods	12,449	12,138
PIS and COFINS on purchase of property, plant and equipment and purchase of goods (b)	977,846	984,737
Withholding PIS, COFINS and CSLL	1,671	1,673
Tax on Manufactured Goods - IPI (c)	143,403	114,179
Other	167,629	164,099
	2,287,944	2,322,893

Current (*)	953,602	973,269
Non-current	1,334,342	1,349,624

(*) The income tax balances originally presented on December 31, 2021 in this group were reclassified to the income tax and social contribution group in current assets for better presentation. This reclassification does not affect the total current assets, only reclassification between lines of recoverable taxes and income tax and social contribution.

a)	Tax credits related to the tax on the circulation of goods, interstate and inter-municipal transport and communication services (ICMS) were generated mainly by purchases, whose tax rate is higher than the average of sales. The Company expects to realize these credits during the ordinary course of business through offsetting with sales operations in the domestic market.

b)	The accumulated tax credits of PIS and COFINS basically arise from credits on purchases of raw materials used in the production and from purchase of property, plant and equipment, as well as credits arising out of the exclusion of ICMS from the calculation basis of the PIS/COFINS. The realization of these credits normally occurs through offsetting with sales operations in the domestic market.

c)	The balance will be used to offset IPI (Taxes over industrialized products) payable in future operations of the Company.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

11.	INCOME TAX AND SOCIAL CONTRIBUTION

The effective rate calculated by the Company for the six-month period ended June 30, 2022, was negative in 20%. This percentage is based on a loss before tax of R$1,085,878, and an income tax credit of R$217,604. The main components that cause the effective rate to deviate from the nominal income tax rate of 34% are the tax losses from certain jurisdictions that cannot benefit from the recording of deferred income tax assets, permanent effects related to withholding income tax arising from transactions between group companies that cannot benefit partially offset by favorable net permanent items, including but not limited to investment subsidies and other incentives.

The effective rate calculated by the Company for the six-month period ended June 30, 2021, was 124%. This percentage is based on a loss before tax of R$ 353,695 and an income tax credit of R$ 437,346. The main component that causes the effective rate to deviate from the nominal income tax rate of 34% is the recognition of deferred tax assets referring to tax losses from previous years at Avon considering a new scenario of recoverability of the balance, (more information in note 11.1.), also the additional recognition of deferred income tax liability arising from the announcement made by the Government of England that the nominal rate will increase from 19% to 25%.

The changes in deferred income tax and social contribution asset and liability for the six-month period ended June 30, 2022, and 2021, are as follows:

	Consolidated
	Assets	Liabilities
Balance as of December 31, 2020	1,339,725	(1,288,045)
Effect on income statement	1,287,647	(87,083)
Reserve for grant of options and restricted shares	(11,499)	-
Other comprehensive income impact	82,021	-
Translation adjustment	(75,897)	136,026
Balance as of June 30, 2021	2,621,997	(1,239,102)

Balance as of December 31, 2021	2,954,074	(994,041)
Effect on income statement	323,230	(51,345)
Reserve for grant of options and restricted shares	5,778	-
Other comprehensive income impact	223,746	-
Translation adjustment	(166,342)	138,497
Balance as of June 30, 2022	3,340,486	(906,889)

12.	JUDICIAL DEPOSITS

Judicial deposits represent restricted assets of the Company and are related to the amounts deposited and held in court until the resolution of the disputes to which they are related. The judicial deposits held by the Company as of June 30, 2022, and December 31, 2021, are as follows:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	June 30, 2022	December 31, 2021
Unaccrued tax proceedings(a)	283,246	273,295
Accrued tax proceedings (b)	263,489	266,828
Unaccrued civil proceedings	6,179	8,212
Accrued civil proceedings	2,346	2,821
Unaccrued labor proceedings	11,746	11,970
Accrued labor proceedings	21,843	22,158
Total judicial deposits	588,849	585,284

a)	The tax proceedings related to these judicial deposits refer, substantially, to ICMS-ST. These are part of the contingent liabilities - risk of possible loss disclosed in Note 22.

b)	The tax proceedings related to these judicial deposits refer, substantially, to the sum of the amounts highlighted in Note 22, and the amounts provisioned according to Note 21.

Changes in judicial deposits balances for the six-month period ended June 30, 2022, and 2021, are as follows:

Consolidated
Balance as of December 31, 2020	566,190
New deposits	19,830
Redemptions	(21,320)
Inflation adjustment and interest	5,363
Payments / write-offs for expenses	(5,745)
Translation adjustment	611
Balance as of June 30, 2021	564,929

Balance as of December 31, 2021	585,285
New deposits	10,739
Redemptions	(19,863)
Inflation adjustment and interest	17,247
Payments / write-offs for expenses	(4,656)
Translation adjustment	97
Balance as of June 30, 2022	588,849

In addition to judicial deposits, the Company has contracted insurance policies for certain lawsuits.

13.	NON-CURRENT ASSETS HELD FOR SALE

The assets classified as held for sale were acquired in the acquisition process of its subsidiary Avon. The changes in the balance for the six-month period ended June 30, 2022 and 2021 are as follows:

Consolidated
Balance as of December 31, 2020	181,279
Transfer to property, plant and equipment, other assets and liabilities	(25,779)
Sale	(49)
Translation adjustment	(7,002)
Balance as of June 30, 2021	148,449

Balance as of December 31, 2021	52,921
Transfers from property, plant and equipment, other assets and liabilities	(8,404)
Translation adjustment	899
Balance as of June 30, 2022	45,416

As of June 30, 2022, the assets held for sale included the property of the subsidiary Avon, located in Polonia, Warsaw city and land in United Kingdom in Corby city.

As of December 31, 2021, the assets held for sale included the property of the subsidiary Avon, located in Brazil and used by the Company for the distribution of products. This property had been classified as a non-current asset held for sale considering the decision and formal approval by management at the time of carrying out the sale of the asset and the identification of a buyer who contractually assumed the obligation to carry out the transaction. However, the completion of the transaction was subject to aspects and circumstances such as those provided for

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

in CPC 31 - Non-Current Assets Held for Sale (IFRS 5) outside the Company's control, which did not affect the Company's commitment to the sale plan and classification as non-current assets held for sale.

In March 2022, in view of these circumstances and with the end of the contractual term, the buyer chose not to renew the term for completion of the transaction, and the respective balances were reclassified to property, plant and equipment. In the reclassification, the Company measured the non-current asset that is no longer classified as held for sale at the lower of its’ carrying amount before the asset was classified as held for sale, adjusted for the depreciation that would have been recognized had the asset not been classified as held for sale and its recoverable amount at the date of the subsequent decision not to sell it.

14.	OTHER CURRENT AND NON-CURRENT ASSETS

	Parent		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Marketing and advertising advances	-	-	103,836	80,078
Supplier advances	15,812	6,215	335,373	350,830
Employee advances	112	187	38,513	17,402
Rent advances and guarantee deposit (a)	-	-	163,295	172,465
Advance insurance expenses	9,546	-	119,559	160,911
Overfunded pension plan (b)	-	-	897,948	1,043,799
Customs broker advances - Import taxes	-	-	40,735	60,739
Sublease receivables (c)	-	-	294,790	347,174
Carbon credits	-	-	10,781	11,479
Receivables from service providers (d)	-	-	142,033	162,268
Other	1,513	843	221,538	268,066
	26,983	7,245	2,368,401	2,675,211

Current	26,140	6,397	849,636	912,160
Non-current	843	848	1,518,765	1,763,051

a)	Mainly related to: (i) advances for lease agreements that were not included in the initial measurement of lease liabilities / right-of-use of the subsidiary The Body Shop, in accordance with the exemptions of IFRS 16 / CPC 06(R2); and (ii) security deposits for the rental of certain stores of the subsidiaries The Body Shop and Aesop, which will be returned by the landlord at the end of the lease agreements.

b)	Pension plan arising from the acquisition of Avon. The variation in the period is due to the Brazilian real appreciation in the period.

c)	Refers to the sublease receivable from the New York office owned by the subsidiary Avon.

d)	Refers to receivables mainly arising from damage that occurred with carriers and insurance companies.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

15.	INVESTMENTS

	Parent
	June 30, 2022	December 31, 2021
Investments in subsidiaries, net of losses	24,216,148	28,281,178

Information and changes in the balances for the six-month period ended June 30, 2022, and 2021, are as follows:

	June 30, 2022
	Natura Cosméticos S.A. (a)	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage of interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries (unsecured liabilities)	5,863,107	(4,884,787)	5,809,203	6,787,523
Shareholders’ equity interest (unsecured liabilities)	5,863,107	(4,884,787)	5,809,203	6,787,523
Fair value adjustment of acquired assets and liabilities	-	4,269,499	-	4,269,499
Tax benefit from income tax of subsidiaries (b)	-	393,005	-	393,005
Goodwill	-	12,766,121	-	12,766,121
Total	5,863,107	12,543,838	5,809,203	24,216,148
Net income (loss) for the period of subsidiaries	(139,832)	(1,090,599)	32,955	(1,197,476)

Balances as of December 31, 2021	7,816,896	14,034,994	6,429,288	28,281,178
Share of profit (loss) of equity investees	(139.832)	(1,090,599)	32,955	(1,197,476)
Translation adjustment	(1,505,164)	(322,455)	(658,360)	(2,485,979)
Effect of hyperinflationary economy adjustment	77,541	(92,141)	-	(14,600)
Contribution by the controlling company for purchase option plans granted to executive officers of the subsidiaries and other reserves net of tax effects	49,540	14,221	-	63,761
Hedge accounting net of tax effects	(435,875)	(182)	5,322	(430,735)
Other movement	1	-	(2)	(1)
Balance as of June 30, 2022	5,863,107	12,543,838	5,809,203	24,216,148

a)	The investment balance in the direct subsidiary Natura Cosméticos S.A. includes goodwill arising from the acquisitions of the indirect subsidiaries The Body Shop R$ 1,662,654 (R$ 1,892,015 as of June 30, 2021) and Aesop R$128,087 (R$ 132,734 as of June 30, 2021), according to note 17.

b)	Refers to a tax benefit provided for in the United Kingdom where entities with taxable income can use credits from companies with tax losses as long as they are part of the same economic group and are in the same jurisdiction. This credit originated in the business combination and is expected to be realized from the operations of the subsidiaries Aesop and The Body Shop in the United Kingdom.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	June 30, 2021
	Natura Cosméticos S.A.(a)	Avon Products, Inc.	Natura &Co International S.à r.l.	Total
Percentage of interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries (unsecured liabilities)	6,401,485	(4,252,028)	5,489,548	7,639,005
Shareholders’ equity interest (unsecured liabilities)	6,401,485	(4,252,028)	5,489,548	7,639,005
Fair value adjustment of acquired assets and liabilities	-	4,920,105	-	4,920,105
Tax benefit from income tax of subsidiaries (b)	-	360,401	-	360,401
Goodwill	-	12,834,792	-	12,834,792
Total	6,401,485	13,863,270	5,489,548	25,754,303
Net income (loss) for the period of subsidiaries	52,786	10,474	77,874	141,134

Balances as of December 31, 2020	6,929,074	14,373,448	5,641,757	26,944,279
Share of profit (loss) of equity investees	52,786	10,474	77,874	141,134
Translation adjustment	(398,581)	(411,004)	(230,083)	(1,039,668)
Unrealized losses on conversion of intercompany balances in foreign currency	-	(109,648)	-	(109,648)
Effect of hyperinflationary economy adjustment	61,570	-	-	61,570
Contribution by the controlling company for purchase option plans granted to executive officers of the subsidiaries and other reserves net of tax effects	85,601	-	-	85,601
Hedge accounting net of tax effects	(160,353)	-	-	(160,353)
Dividends and interest on own capital	(168,612)	-	-	(168,612)
Balance as of June 30, 2021	6,401,485	13,863,270	5,489,548	25,754,303

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

16.	PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Useful life range (in years)	December 31, 2021	Additions	Write-offs	Transfers	Translation adjustment	June 30, 2022
Cost:
Vehicles	2 to 5	38,902	1	(6,281)	13	(5.662)	26,973
Tooling	3	191,840	-	-	1,066	(138)	192,768
Tools and accessories	3 to 20	110,998	9,938	(333)	23,176	(23,091)	120,688
Facilities	3 to 60	303,452	44	(2,106)	2,909	(5,099)	299,200
Machinery and accessories	3 to 15	1,959,943	8,749	(35,773)	55,895	(129,520)	1,859,294
Leasehold improvements	2 to 20	1,128,504	14,611	(29,066)	21,194	(100,940)	1,034,303
Buildings	14 to 60	1,982,245	4,893	(334)	(7,455)	(83,876)	1,895,473
Furniture and fixtures	2 to 25	660,126	32,034	(31,419)	15,643	(59,143)	617,241
Land	-	628,373	-	-	9,607	(43,576)	594,404
IT equipment	3 to 15	634,580	11,409	(57,303)	(53,475)	(63,495)	471,716
Other assets	-	31,636	-	(81)	-	6,944	38,499
Projects in progress	-	561,488	244,432	(3,444)	(199,035)	(47,764)	555,677
Total cost		8,232,087	326,111	(166,140)	(130,462)	(555,360)	7,706,236

Depreciation value:
Vehicles		(9,457)	(5,745)	5,548	(32)	5,539	(4,147)
Tooling		(174,164)	(3,711)	-	-	94	(177,781)
Tools and accessories		(65,740)	(12,655)	19	(20,933)	20,939	(78,370)
Facilities		(183,420)	(7,768)	1,748	-	(191)	(189,631)
Machinery and accessories		(728,408)	(88,274)	30,893	(2,221)	76,621	(711,389)
Leasehold improvements		(602,622)	(66,289)	26,268	90	55,325	(587,228)
Buildings		(298,327)	(44,458)	186	11,213	51,116	(280,270)
Furniture and fixtures		(369,610)	(44,517)	26,991	1,874	31,232	(354,030)
IT equipment		(392,095)	(42,536)	58,236	60,875	48,966	(266,554)
Other assets		(30,836)	(1,125)	88	-	826	(31,047)
Total depreciation		(2,854,679)	(317,078)	149,977	50,866	290,467	(2,680,447)
Net total		5,377,408	9,033	(16,163)	(79,596)	(264,893)	5,025,789

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	December 31, 2020	Additions	Write-offs	Write-offs Impairment	Transfers	Translation adjustment	June 30, 2021
Cost:
Vehicles	2 to 5	79,227	4,528	(21,755)	-	6,760	(4,674)	64,086
Tooling	3	187,852	360	-	-	168	(208)	188,172
Tools and accessories	3 to 20	85,678	10,250	(127)	-	3,552	(1,026)	98,327
Facilities	3 to 60	293,471	61	(992)	-	11,259	(2,337)	301,462
Machinery and accessories	3 to 15	1,819,693	13,641	(72,731)	-	46,959	(3,470)	1,804,092
Leasehold improvements	2 to 20	963,957	24,168	(20,474)	1,625	43,093	(39,389)	972,980
Buildings	14 to 60	1,899,176	4,144	(332)	-	12	13,726	1,916,726
Furniture and fixtures	2 to 25	566,548	26,217	(18,149)	2,882	13,679	(33,222)	557,955
Land	-	661,613	-	(1,203)	-	-	(18,791)	641,619
IT equipment	3 to 15	543,772	25,755	(16,904)	-	51,253	(22,451)	581,425
Other assets	-	36,687	-	(1,139)	-	-	(1,315)	34,233
Projects in progress	-	408,385	187,920	(21,119)	-	(182,921)	(11,894)	380,371
Total cost		7,546,059	297,044	(174,925)	4,507	(6,186)	(125,051)	7,541,448

Depreciation value:
Vehicles		(33,042)	(9,879)	15,864	-	(5,791)	5,223	(27,625)
Tooling		(166,536)	(4,411)	-	-	-	115	(170,832)
Tools and accessories		(39,159)	(18,367)	127	-	-	97	(57,302)
Facilities		(176,726)	(8,280)	979	-	(2,895)	2,299	(184,623)
Machinery and accessories		(578,762)	(101,146)	69,386	-	1,015	4,427	(605,080)
Leasehold improvements		(480,554)	(69,103)	16,022	-	(5,550)	23,234	(515,951)
Buildings		(179,729)	(42,376)	324	-	-	854	(220,927)
Furniture and fixtures		(318,611)	(43,315)	14,369	-	(703)	25,254	(323,006)
IT equipment		(311,856)	(53,705)	15,939	-	(9,195)	14,434	(344,383)
Other assets		(26,027)	(14,161)	330	-	-	11,092	(28,766)
Total depreciation		(2,311,002)	(364,743)	133,340	-	(23,119)	87,029	(2,478,495)
Net total		5,235,057	(67,699)	(41,585)	4,507	(29,305)	(38,022)	5,062,953

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

17.	INTANGIBLE ASSETS

	Consolidated
	Useful life range (in years)	December 31, 2021	Additions	Write-offs	Transfers	Translation adjustment	June 30, 2022
Cost:
Software	2,5 to 10	2,492,616	54,355	(31,324)	348,471	(227,501)	2,636,617
Trademarks and patents (defined useful life)	20 to 25	889,834	-	-	-	(112,984)	776,850
Trademarks and patents (indefinite useful life)	-	5,888,623	-	-	-	(979,558)	4,909,065
Goodwill Avon	-	13,381,191	-	-	-	(553,555)	12,827,636
Goodwill Emeis Brazil Pty Ltd.	-	143,180	-	-	-	(15,093)	128,087
Goodwill The Body Shop	-	2,063,672	-	-	-	(400,127)	1,663,545
Goodwill acquisition of The Body Shop stores	-	1,456	-	(891)	-	-	565
Relationship with retail clients	10	2,880	-	-	-	(271)	2,609
Key money (indefinite useful life)	-	24,985	-	-	-	(2,402)	22,583
Key money (defined useful life)	3 to 18	14,363	-	(5,596)	-	(1,853)	6,914
Relationship with franchisees and sub franchisees and sales representatives	7 to 15	2,990,558	-	-	-	(223,826)	2,766,732
Technology developed (by acquired subsidiary)	5	1,580,808	-	-	-	(209,271)	1,371,537
Other intangible assets and intangible under development	2 to 10	277,776	83,065	(1)	(202,128)	(13,654)	145,058
Total cost		29,751,942	137,420	(37,812)	146,343	(2,740,095)	27,257,798

Accumulated amortization:
Software		(1,369,767)	(205,392)	30,779	(58,295)	168,647	(1,434,028)
Trademarks and patents		(143,186)	(18,774)	-	-	22,033	(139,927)
Key money		(16,517)	-	5,486	-	1,973	(9,058)
Relationship with retail clients		(3,218)	(43)	-	-	537	(2,724)
Relationship with franchisees and sub franchisees		(729,049)	(139,037)	-	-	62,843	(805,243)
Technology developed		(632,326)	(139,018)	-	-	85,574	(685,770)
Other intangible assets		(296)	(753)	-	(48)	(673)	(1,770)
Total accrued amortization		(2,894,359)	(503,017)	36,265	(58,343)	340,934	(3,078,520)
Net total		26,857,583	(365,597)	(1,547)	88,000	(2,399,161)	24,179,278

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

During the six-month period ended June 30, 2022, the slower economic recovery observed in the markets resulting from the economic disruptions caused by the Covid-19 pandemic and the developments in the conflict between Russia and Ukraine resulted, in addition to a retraction in the economic perspectives of cosmetics sector, in inflationary pressures and increase in interest rates practiced in several jurisdictions. These events affect significant assumptions used in the impairment test of goodwill for future profitability recognized from business combinations in previous years, especially in determining the discount rate (WACC) and in the projections of future results calculated based on the value methodology in use.

In response to changes in these assumptions, on which the recoverability of goodwill for future profitability is more sensitive, the Company's management recalculated the recoverable amount of the groups of Cash Generating Units (CGUs) for which the goodwill is monitored, involving the operations of Natura &Co Latam, Avon International, The Body Shop International and Aesop International. The recoverable amount of these groups of CGUs was determined based on value in use calculations, consistent with the methods used on December 31, 2021, disclosed in note 18 to the financial statements on that date.

As a result of this assessment, the need to recognize impairment losses on goodwill or other assets belonging to the group of CGUs as of June 30, 2022, was not identified. We will continue to monitor potential indicators of goodwill impairment, as well as factors that impact the significant assumptions used in the goodwill impairment test for future profitability, as changes in such assumptions may have a significant effect on the impairment of goodwill.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life range (in years)	December 31, 2020	Additions	Write-offs	Reversal (provision) of impairment	Transfers	Translation adjustment	June 30, 2021
Cost:
Software	2,5 to 10	2,059,150	30,071	(11,455)	-	98,813	(4,903)	2,171,676
Trademarks and patents (defined useful life)	20 to 25	894,578	-	-	-	-	(62,122)	832,456
Trademarks and patents indefinite useful life)	-	5,747,057	-	-	-	-	(280,157)	5,466,900
Goodwill Avon	-	13,299,849	-	-	-	-	(465,057)	12,834,792
Goodwill Emeis Brazil Pty Ltd.	-	142,090	-	-	-	-	(9,356)	132,734
Goodwill The Body Shop	-	1,946,741	1,413	(1,669)	-	-	(54,470)	1,892,015
Goodwill acquisition of The Body Shop stores	-	1,456	-	-	-	-	-	1,456
Relationship with retail clients	10	2,785	-	-	-	-	(154)	2,631
Key money (indefinite useful life)	-	26,769	-	180	-	-	(1,382)	25,567
Key money (defined useful life)	3 to 18	10,860	2,500	9,951	(168)	(5,555)	(1,435)	16,153
Relationship with franchisees and sub franchisees and sales representatives	7 to 15	2,959,519	-	(455)	-	(562)	(97,119)	2,861,383
Technology developed (by acquired subsidiary)	5	1,595,041	-	-	-	-	(112,615)	1,482,426
Other intangible assets and intangible under development	2 to 10	108,275	97,432	(511)	-	(71,204)	(45,015)	88,977
Total cost		28,794,170	131,416	(3,959)	(168)	21,492	(1,133,785)	27,809,166

Accumulated amortization:
Software		(1,022,498)	(186,840)	10,260	-	3,770	29,928	(1,165,380)
Trademarks and patents		(100,043)	(24,729)	-	-	-	10,564	(114,208)
Key money		(8,871)	(185)	(9,840)	-	1,667	1,223	(16,006)
Relationship with retail clients		(2,839)	(147)	-	-	-	146	(2,840)
Relationship with franchisees and sub franchisees		(419,061)	(157,377)	455	-	-	22,816	(553,167)
Technology developed		(319,009)	(163,302)	-	-	-	37,583	(444,728)
Other intangible assets		(4,721)	(526)	511	-	-	3,995	(741)
Total accrued amortization		(1,877,042)	(533,106)	1,386	-	5,437	106,255	(2,297,070)
Net total		26,917,128	(401,690)	(2,573)	(168)	26,929	(1,027,530)	25,512,096

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

18.	RIGHT-OF-USE AND LEASE LIABILITIES

a)	Right-of-use

	Consolidated
	Useful life in Years (a)	December 31, 2021	Additions	Write-offs	Translation adjustment	June 30, 2022
Cost:
Vehicles	3	168,062	15,382	(18,140)	(7,339)	157,965
Machinery and equipment	3 to 10	33,629	4,414	(7,179)	(4,424)	26,440
Buildings	3 to 10	1,543,018	182,634	(72,711)	(60,990)	1,591,951
IT equipment	10	31,803	575	(1,714)	(494)	30,170
Retail stores	3 to 10	3,417,595	407,682	(189,309)	(366,075)	3,269,893
Tools and accessories	3	1,053	-	(384)	(146)	523
Total cost		5,195,160	610,687	(289,437)	(439,468)	5,076,942

Depreciation value:
Vehicles		(91,509)	(21,360)	17,188	5,518	(90,163)
Machinery and equipment		(17,133)	(4,658)	7,179	2,151	(12,461)
Buildings		(507,045)	(135,667)	66,314	32,604	(543,794)
IT equipment		(24,410)	(3,452)	1,712	2,432	(23,718)
Retail stores		(1,458,512)	(293,566)	186,580	185,984	(1,379,514)
Tools and accessories		(582)	(130)	384	76	(252)
Total accrued depreciation		(2,099,191)	(458,833)	279,357	228,765	(2,049,902)
Net total		3,095,969	151,854	(10,080)	(210,703)	3,027,040

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	Useful life in Years (a)	December 31, 2020	Additions	Write-offs	Transfers (b)	Translation adjustment	June 30, 2021
Cost:
Vehicles	3	157,867	23,895	(13,035)	-	(8,802)	159,925
Machinery and equipment	3 to 10	53,048	2,621	(11,100)	-	(9,710)	34,859
Buildings	3 to 10	1,616,833	101,645	(202,885)	-	(120,008)	1,395,585
IT equipment	10	30,000	3,622	(1,234)	-	498	32,886
Retail stores	3 to 10	3,338,104	272,050	(23,368)	3,888	(443,389)	3,147,285
Tools and accessories	3	3,187	258	-	-	(2,340)	1,105
Total cost		5,199,039	404,091	(251,622)	3,888	(583,751)	4,771,645

Depreciation value:
Vehicles		(63,422)	(28,526)	10,937	-	5,741	(75,270)
Machinery and equipment		(21,045)	(6,262)	2,258	-	9,263	(15,786)
Buildings		(399,765)	(135,468)	62,727	-	16,325	(456,181)
IT equipment		(19,161)	(4,428)	1,194	-	870	(21,525)
Retail stores		(1,291,346)	(322,310)	14,692	-	350,676	(1,248,268)
Tools and accessories		(2,253)	(420)	-	-	2,246	(427)
Total accrued depreciation		(1,796,992)	(497,414)	91,808	-	385,121	(1,817,457)
Net total		3,402,047	(93,323)	(159,814)	3,888	(198,630)	2,954,188

a)	The useful lives applied refer to the term of the contracts in which the Company is sure that it will use the assets underlying the lease contracts according to the contractual terms.

b)	Refers to key money related to store rentals. This amount is transferred from “right of use” to "intangible assets” when a new commercial agreement with the lessor is not yet signed.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	June 30, 2022	June 30, 2021
Amounts recognized in the statement of income for the six-month period ended June 30, 2022, and 2021:
Financial expense on lease	95,056	106,239
Amortization of right of use	458,833	497,414
Appropriation in the result of variable lease installments not included in the measurement of lease liabilities	16,068	19,787
Sublease revenue	(12,154)	(15,635)
Short-term lease expenses and low-value assets	36,134	37,772
Benefits granted by lessor related to Covid-19	(6,654)	(29,020)
Other lease-related expenses	17,338	26,809
Total	604,621	643,366

Amounts recognized in the financing activities in the cash flow statement:
Lease payments (principal)	526,728	579,596
Amounts recognized in the operating activities in the cash flow statement:
Lease payments (interest)	77,705	106,045
Variable lease payments, not included in the measurement of lease liabilities	15,760	25,054
Short-term and low-value assets lease payments	28,185	29,197
Other lease-related payments	24,620	42,838
Total	672,998	782,730

b)	Lease liability

	Consolidated
	June 30, 2022	December 31, 2021
Current	890,592	1,005,523
Non-current	2,451,335	2,542,339
Total	3,341,927	3,547,862

Below are the changes in lease liability balances for the six-month period ended June 30, 2022 and 2021:

Consolidated
Balance as of December 31, 2020	3,858,455
New contracts and modifications	317,185
Payments – principal	(579,596)
Payments - interest	(105,735)
Appropriation of financial charges	106,045
Write-offs (a)	(85,166)
Translation adjustment	(122,420)
Balance as of June 30, 2021	3,388,768

Balance as of December 31, 2021	3,547,862
New agreements and modifications	638,390
Payments - principal	(526,728)
Payments - interest	(77,705)
Appropriation of financial charges	95,056
Write-offs (a)	(1,176)
Translation adjustment	(333,772)
Balance as of June 30, 2022	3,341,927

a)	Mainly related to termination of agreements related to lease of stores.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The amount of lease liability payments, including interest payments due to maturity, is as follows:

	Consolidated
	June 30, 2022	December 31, 2021
Less than a year	1,066,072	1,154,697
One to five years	2,112,556	2,086,269
More than five years	816,886	829,511
Total expected cash flow	3,995,514	4,070,477
Interest to be incurred	(653,587)	(522,615)
Total balance	3,341,927	3,547,862

19.	BORROWING, FINANCING AND DEBENTURES

	Ref.	Consolidated
		June 30, 2022	December 31, 2021
Local currency:
Financing Agency for Studies and Projects FINEP		29,641	44,193
Debentures	A	1,951,224	1,922,732
Working capital – The Body Shop operation	B	446,135	526,743
Working capital – Avon operation		18,805	164,491
Working capital - Natura &Co Luxembourg operation	E	785,700	-
Notes – Avon (1)	C	1,492,963	4,255,958
Notes – Natura &Co Luxembourg	D	3,129,713	-
Total in local currency		7,854,181	6,914,117

Foreign currency:
Representative debt securities (“Notes”)	F	5,185,356	5,523,287
Resolution nº 4131/62		-	279,428
Total in foreign currency		5,185.356	5,802,715
Grand total		13,039,537	12,716,832

Current		725,988	945,069
Non-current		12,313,549	11,771,763

Debentures
Current		377,479	350,145
Non-current		1,573,745	1,572,587

(1)	Balance recognized at fair value at the time of the business combination with subsidiary Avon and subsequently measured at amortized cost.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

Reference	Currency	Maturity	Charges	Effective interest rate	Guarantees
A	Real	By August 2024	Interest of 112% of the CDI 1.00% + CDI and 1.15% + CDI, with maturity dates in September 2022 and August 2024.	113.0% CDI + 1.15% - CDI + 1.30%	None
B	Pounds	April 2024	Sonia + interest of 2.9% p.a.	Sonia + interest 2.9% of p.a.	“Corporate” guarantee from the subsidiary Natura Cosméticos until December 2021 and “Aval” guarantee from Natura &Co from January 2022.
C	Dollar	March 2023 and March 2043	Interest of 6.45% p.a. and 8.45% p.a.	Interest of 6.45% of p.a. and 8.45% of p.a.	None
D	Dollar	April 2029	Interest of 6.00% p.a.	6.125% p.a	Guarantee from Natura &Co holding and Natura Cosméticos
E	Dollar	By October 2024	Libor + 1.65% p.a.	Libor + 1.65% p.a.	Guarantee from Natura &Co Holding and Natura Cosméticos
F	Dollar	May 2028	Interest of 4.125% p.a.	5.79%	Endorsement of Natura &Co

Changes in the balances of borrowing, financing and debentures for the six-month period ended June 30, 2022, and 2021, are as follows:

	Parent	Consolidated
Balance as of December 31, 2020	515,966	13,822,913
New borrowing and financing (a)	-	6,335,740
Repayment (b)	(497,879)	(5,511,859)
Appropriation of financial charges and funding costs	7,918	348,622
Financial charges payment	(26,005)	(426,884)
Exchange rate variation	-	(493,426)
Translation adjustment	-	(33,429)
Transfers and reclassifications	-	100,681
Balance as of June 30, 2021	-	14,142,358

Balance as of December 31, 2021	-	12,716,832
New borrowing and financing (c)	-	4,727,033
Repayment	-	(3,223,962)
Appropriation of financial charges and funding costs	-	335,638
Financial charges payment	-	(777,402)
Exchange rate variation	-	(375,209)
Translation adjustment	-	(363,393)
Balance as of June 30, 2022	-	13,039,537

a)	The fundraising carried out within the six-month period ended June 30, 2021 basically refer to the offer carried out by subsidiary Natura Cosméticos S.A. of the notes liked to the sustainability goals in the approximate amount of US$ 1 billion and the new credit facility in the amount of up to £100 million (one hundred million pounds) obtained by subsidiary The Body Shop.

b)	The amortization carried out in the six-month period ended June 30, 2021 mainly refer to the early redemption of debt securities of subsidiary Natura Cosméticos S.A. (“Notes”) in the amount of US$750,000, carried out in May 2021.

c)	On October 28, 2021, the subsidiary Natura &Co Luxembourg, entered into a revolving credit facility in the principal amount of up to US$625.0 million. The revolving credit facility has a term of 36 months, subject to extensions. On March 11, 2022, the amount of US$ 200.0 million (approximately R$ 1,116 million) was used.

d)	On April 13, 2022, the subsidiary Natura &Co Luxembourg concluded the issuance of debt securities maturing on April 19, 2029, in the aggregate principal amount of US$600 million (approximately R$2,809 million), subject to interest of 6.125% per year, which are guaranteed by Natura &Co and the subsidiary Natura Cosméticos. The funds are used to refinance certain short- and medium-term debts of the Company, including the redemption of senior notes due in March 2023 issued by the subsidiary Avon.

e)	The amortizations carried out in the six-month period ended June 30, 2022, refer mainly to the early redemption of debt securities of the subsidiary Avon. (“Notes”).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The maturities of non-current portion of borrowing, financing and debentures liabilities are as follows:

	Consolidated
	June 30, 2022	December 31, 2021
2023	-	2,812,260
2024	1,551,410	2,249,609
2025 onwards	10,762,139	6,709,894
Total	12,313,549	11,771,763

19.1	Covenants

The contractual covenants associated with the debt contracts of the Company establish the maintenance of minimum financial indicators resulting from the ratio of the division of the net treasury debt by the EBITDA of the last 12 months, as well as non-financial indicators according to each contract. As of June 30, 2022, and December 31, 2021, the Company was in compliance with such covenants.

20.	TRADE ACCOUNTS PAYABLE AND REVERSE FACTORING OPERATIONS

	Parent		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Domestic trade accounts payable	2,167	3,537	4,540,815	5,248,462
Foreign trade accounts payable (a)	822	2,151	868,650	1,104,189
Subtotal	2,989	5,688	5,409,465	6,352,651

Reverse factoring operations (b)	-	-	307,048	417,928
Total	2,989	5,688	5,716,513	6,770,579

a)	Refers to imports mainly denominated in US dollars, Euros and British pounds.

b)	The Company has contracts signed with Banco Itaú Unibanco S.A. to directly structure a reverse factoring operation with the Company’s main suppliers.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

21.	TAX LIABILITIES

	Parent		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
ICMS ordinary	-	-	131,841	150,396
ICMS-ST provision (a)	-	-	59,453	58,188
Taxes on invoicing abroad	-	-	238,199	340,648
Withholding tax (IRRF)	-	-	124,575	148,081
Other taxes payable - foreign subsidiaries	-	-	113,750	138,461
Income tax	336	446	6,268	7,062
PIS and COFINS payable	368	144	368	144
INSS and service tax (ISS) payable	63	64	40,240	29,359
Other	-	-	17,844	8,888
Total	767	654	732,538	881,227

Current	767	654	618,988	766,430
Non-current	-	-	113,550	114,797

a)	The Company has discussions about the illegality of changes in state laws to charge ICMS-ST. Part of the amount recorded as tax payable but not yet paid is being discussed in court by the Company, and in some cases, the amounts are deposited in court, as mentioned in note 12.

22.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

22.1	Contingencies assessed as probable risk of loss

The changes in the provision for tax, civil and labor risks and contingent liabilities are presented below:

	Consolidated
	Tax		Civil		Labor		Contingent liabilities (business combination)		Total
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021

Balance as of January 1	862,092	931,771	305,690	219,373	233,474	251,339	597,585	797,693	1,998,841	2,200,176
Additions	50,035	61,687	122,735	32,329	51,889	40,105	-	-	224,659	134,121
Reversals (1)	(31,297)	(35,916)	(9,678)	(29,172)	(8,945)	(16,869)	(56,931)	(12,391)	(106,851)	(94,348)
Payments	(3,183)	(7,103)	(77,947)	(43,471)	(31,472)	(18,579)	-	-	(112,602)	(69,153)
Inflation adjustment	6,255	3,397	2,519	553	2,574	4,075	12,147	24,706	23,495	32,731
Translation adjustment	(59,069)	(27,394)	(9,182)	(1,741)	(19,495)	(3,887)	(7,359)	(18,717)	(95,105)	(51,739)
Transfers (2)	(10,245)	1,166	(1,716)	(487)	(465)	(3,027)	-	-	(12,426)	(2,348)
Balance as of June 30	814,588	927,608	332,421	177,384	227,560	253,157	545,442	791,291	1,920,011	2,149,440

Current	32,213	60,660	215,674	97,046	11,516	-	-	-	259,403	157,705
Non-current	782,375	866,948	116,747	80,338	216,044	253,157	545,442	791,291	1,660,608	1,991,735

(1) Reversals of contingent liabilities (business combination) refers mainly to adherence to State tax amnesty programs, and change in estimates for civil and labor lawsuits, which took place in the first quarter of 2022.

(2) The business combination amounts as of June 30, 2022, are segregated between tax (R$513,506), civil (R$10,476) and labor (R$21,460) proceedings.

a)	Disputes related to talco

The subsidiary Avon International was named a defendant (along with other manufacturers of cosmetics and other products that, unlike those marketed by Avon, were designed with asbestos) in personal injury lawsuits brought in US courts. As of June 30, 2022, there were 178 individual cases pending against Avon International and during the six-month period ended June 30, 2022, 51 new cases were started and 24 were closed or settled. The value of the settlements was not material, individually or in the aggregate, for the operating results of the Company or the subsidiary Avon International.

22.2.	Contingencies assessed as possible risk of loss

The Company has administrative and judicial contingencies for which the expectation of loss, avaliated by the Company's Management and supported by its legal advisors, is classified as possible and, therefore, no provision has been recorded. As of June 30, 2022, the contingencies classified as having a possible probability of loss totaled R$8,406,949 (R$10,913,858 as of December 31, 2021).

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Consolidated
	June 30, 2022	December 31, 2021
Tax	8,066,205	9,884,541
Civil	176,265	128,479
Labor	164,479	180,838
Total contingent liabilities	8,406,949	10,193,858

On July 5, 2022, the National Congress overrode veto nº 58 of the President of the Republic, as a result, the law project nº 2110/19 was converted into Law nº 14,395/2022 to interpret that “plaza” corresponds to “municipality” for the purpose of defining the minimum taxable amount for calculating the IPI. Therefore, based on the opinion of the Company's legal advisors, the tax assessment notices issued by the Federal Revenue Service of Brazil that require IPI tax debts, due to the alleged failure to observe the minimum calculation basis, in the case of sales operations aimed at interdependent wholesale establishments, previously classified as possible risk of loss, were reclassified to remote. As of June 30, 2022, the total amount under discussion reclassified as remote loss is R$2,426,467.

22.3.	Recognition of assets previously assessed as contingent

In June 2022, an Avon subsidiary concluded the negotiation of a settlement agreement to resolve a breach of contract dispute in Japan. As a result, Avon received cash compensation in the amount of US$27.0 million of which US$3.2 million related to the settlement of historically recognized revenues and the remaining US$23.7 million recognized as other operating income in the quarter ended June 30, 2022.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

23.	OTHER LIABILITIES

	Parent		Consolidated
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021

Pension and post-employment health care plans(a)	-	-	643,161	673,458
Deferred revenue from performance obligations with customers (b)	-	-	350,793	393,046
Provisions for incentives to consultants	-	-	209,702	286,791
Provisions for operating expenses (marketing / technology, etc.) (c)	-	-	571,366	601,841
Provision for store renovation	-	-	100,093	105,165
Crer Para Ver(d)	-	-	87,074	90,655
Provisions for rentals(e)	-	-	14,018	55,500
Provision for restructuring(f)	57,396	-	147,300	103,760
Long-term incentives(g)	-	-	5,281	6,302
Insurance payables	-	-	75,432	127,413
Other liabilities(h)	715	1,222	182,066	214,635
Total	58,111	1,222	2,386,286	2,658,566

Current	35,086	509	1,435,293	1,716,110
Non-current	23,025	713	950,993	942,456

a)	As of June 30, 2022, there is R$406,678 (R$ 445,804 as of December 31, 2021) referring to pension plans, and R$35,789 referring to post-employment plans (R$34,774 as of December 31, 2021) of subsidiary Avon, and R$130,594 (R$124,649 as of December 31, 2021) referring to post-employment assistance plans of the subsidiary Natura Cosméticos and R$70,100 (R$ 68,230 as of December 31, 2021) referring to post-employment assistance plans of the subsidiary Natura &Co International.

b)	Refers to the deferral of revenue from performance obligations related to loyalty programs based on points, sale of gift cards not yet converted into products and programs and events to honor direct sales consultants, of which R$ 231,019 (R$235,308 as of December 31, 2021) is referring to subsidiary Avon, R$93,872 (R$ 121,341 as of December 31, 2021) referring to the consolidated subsidiary Natura Cosméticos and R$25,902 (R$36,397 as of December 31, 2021) referring to subsidiary Natura &Co International.

c)	Refers to the Company's operating provisions arising mainly from expenses with the provision of technology, marketing and advertising services.

d)	Contribution of the social program to the development of the quality of education.

e)	Refers to the grace period granted by the lessors to start paying the rent of certain retail stores, for the lease agreements that were not included in the initial measurement of the lease liability / right of use of subsidiary The Body Shop, in accordance with the exceptions allowed by CPC 06 (R2) / IFRS 16.

f)	Provision for costs directly related to the integration plan of subsidiary Avon, changes in the Group's organizational structure, as well as the costs related to the discontinued operations at the subsidiary The Body Shop in Russia.

g)	Substantially refers to the variable compensation plans of the subsidiary Avon's executives.

h)	Refers to miscellaneous provisions such as indemnities and long-term contractual obligations.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

24.	SHAREHOLDER’S EQUITY

24.1	Treasury shares

On June 30, the item “Treasury shares” has the following composition:

	Number of shares	R$ (in thousands)	Average price per share - R$
Balance as of December 31, 2020	316,701	11,667	38.04
Used	(746,502)	(34,042)	46.03
Acquired	631,358	32,091	50.83
Balance as of June 30, 2021	201,557	9,716	46.64

Balance as of December 31, 2021	4,899,540	151,342	30.89
Used	(313,785)	(8,282)	26.39
Acquired	5,391,900	120,300	22.31
Balance as of June 30, 2022	9,977,655	263,360	26.39

The minimum and maximum cost of the balance of treasury shares on June 30, 2022, are R$21.11 and R$24.07, respectively.

24.2	Dividends

As of December 30, 2021, dividends were proposed for the year ended December 31, 2021 in the amount of R$ 180,772, equivalent to the remuneration of R$0.1315 per share based on earnings in the period. According to the Company’s bylaws and the article 197 of law no. 6,604/76 the amount of R$133,616 referring to the portion of minimum mandatory dividends exceeding the realized net income for the year was submitted for approval in the Annual General Meeting held in April 2022 and was classified as unrealized profit reserve.

24.3	Reclassification of effects between equity accounts

As of January 1, and December 31, 2021, the balances referring to predecessor adjustments presented in goodwill on the issuance/sale of shares in capital reserve in the statement of changes in equity were reclassified to special reserve in capital reserve, also a component of the Company's equity, for a better consolidated presentation of these impacts in this statement. This reclassification in the amount of R$303,059 does not have any effect on the equity and financial position presented by the Company in these periods.

As of January 1, 2021, the balances referring to the effects of the conversion of balance sheets of subsidiaries in hyperinflationary economies presented in retained earnings in earnings reserve in the statement of changes in equity were reclassified to Other comprehensive income, also a component of the Company's equity, for a better consolidated presentation of these impacts in this statement. This reclassification in the amount of R$202,677 does not have any effect on the equity and financial position presented by the Company in that period.

During the six-month period ended June 30, 2022, the balance referring to the effects of the conversion of balance sheets of subsidiaries in hyperinflationary economies presented in capital reserves (goodwill reserve on the issuance/sale of shares and additional paid-in capital) and in profit reserves (retained earnings) in the statement of changes in equity was reclassified to other comprehensive income, also a component of the Company's equity, for a better consolidated presentation of these impacts in this statement. This reclassification in the amount of R$ 193,261 does not have any effect on the equity and financial position presented by the Company in this period.

25.	INFORMATION ON SEGMENTS

There was no change in the composition of the operating segments and information by geographic area in relation to that disclosed in the financial statements for the year ended December 31, 2021.

Net revenue by segment is as follows for the six-month period ended June 30, 2022:

➢	Natura &Co Latam – 60.8%

➢	Avon International – 20.6%

➢	The Body Shop – 11.4%

➢	Aesop –7.2%

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The following tables summarize the financial information related to the six-month period ended June 30, 2022, and 2021 and the year ended December 31, 2021:

25.1	Operating segments

	June 30, 2022
	Reconciliation to net income (loss) for the period
	Net Revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Financial income	Financial expense	Income tax	Net income (loss)
Natura &Co Latam	10,306,563	898,968	(445,539)	-	2,410,656	(3,004,296)	(110,633)	(250,844)
Avon International [1]	3,485,748	178,300	(346,970)	(105,662)	483,053	(765,182)	(44,412)	(600,873)
The Body Shop [1]	1,926,839	58,904	(342,002)	-	94,240	(130,365)	(15,312)	(334,535)
Aesop International [1]	1,236,557	236,199	(144,377)	-	43,235	(65,497)	(19,578)	49,982
Corporate expenses	-	(365,967)	(40)	-	283,550	(162,748)	(27,669)	(272,874)
Consolidated	16,955,707	1,006,404	(1,278,928)	(105,662)	3,314,734	(4,128,088)	(217,604)	(1,409,144)

	Net Revenue	Performance assessed by the company	Depreciation and amortization	Discontinued operations	Financial income	Financial expense	Income tax	Net income (loss)
Natura &Co Latam	10,719,616	1,134,290	(429,148)	-	1,975,340	(2,220,548)	(249,659)	210,275
Avon International [1]	4,567,478	(10,690)	(440,524)	7,965	254,639	(371,712)	875,406	315,084
The Body Shop [1]	2,537,296	352,706	(380,319)	-	25,461	(58,452)	(199,286)	(259,890)
Aesop International [1]	1,147,849	274,300	(145,278)	-	4,083	(26,879)	(32,189)	74,037
Corporate expenses	-	(291,506)	(49)	-	4,874	(20,213)	43,074	(263,820)
Consolidated	18,972,239	1,459,100	(1,395,318)	7,965	2,264,397	(2,697,804)	437,346	75,686

	June 30, 2022				December 31, 2021
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	17,423,316	28,531,839	7,161,595	9,713,743	18,060,879	29,580,551	7,462,550	8,794,843
Avon International [1]	12,426,797	15,069,565	1,567,369	2,192,409	14,286,498	17,512,750	2,783,907	5,100,109
The Body Shop [1]	6,852,928	8,296,129	1,426,391	1,796,261	8,166,363	10,813,064	1,690,622	2,485,200
Aesop International [1]	1,560,969	2,433,337	535,289	704,874	1,520,514	2,542,125	610,451	648,695
Corporate expenses	977,647	-	948,223	4,035,218	964,359	-	1,146,347	1,159,041
Consolidated	39,241,657	54,330,870	11,638,867	18,442,505	42,998,613	60,448,490	13,693,877	18,187,888

1 The operations of these segments located in Latin American countries (Latam) are presented in the Natura &Co Latam segment.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

25.2	Net revenue and non-current assets by geographic region

	Net revenue		Non-current assets
	June 30, 2022	June 30, 2021	June 30, 2022	December 31, 2021
Asia	1,671,832	1,822,314	1,135,182	1,216,942
North America	2,694,092	3,040,356	6,264,820	6,459,026
Mexico	1,742,705	1,981,016	3,557,422	3,640,644
Other	951,387	1,059,340	2,707,398	2,818,382
South America	8,099,394	8,190,842	13,528,985	14,250,548
Brazil	5,077,003	4,995,152	11,530,391	11,953,325
Argentina	1,413,247	1,196,450	820,460	1,036,205
Other	1,609,144	1,999,240	1,178,134	1,261,018
Europe, Middle East and Africa (EMEA)	4,078,475	5,565,605	16,679,768	19,276,178
United Kingdom	1,321,095	1,993,899	10,195,813	12,162,597
Other	2,757,380	3,571,706	6,483,955	7,113,581
Oceania	411,915	353,122	1,632,902	1,795,919
Consolidated	16,955,707	18,972,239	39,241,657	42,998,613

No individual or aggregate customer (economic group) represents more than 10% of the Company’s net revenue.

26.	REVENUE

	Consolidated
Gross revenue:	June 30, 2022	June 30, 2021
Direct Selling	16,699,212	19,249,896
Retail	2,427,254	1,849,051
Online	1,354,677	1,532,998
Other sales	1,432,540	1,660,324
Subtotal	21,913,683	24,292,269

Returns and cancellations	(262,050)	(295,803)
Commercial discounts and rebates	(336,937)	(469,500)
Taxes on sales	(4,358,989)	(4,554,727)
Subtotal	(4,957,976)	(5,320,030)
Total net revenue	16,955,707	18,972,239

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

27.	OPERATING EXPENSES AND COST OF SALES

	Parent		Consolidated
Classified by function	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Cost of sales	-	-	6,162,413	6,640,754
Selling, marketing and logistics expenses	-	-	7,391,699	8,052,836
Administrative, R&D, IT, and project expenses	217,737	58,181	3,262,742	3,444,017
Total	217,737	58,181	16,816,854	18,137,607

Classified by nature
Cost of sales	-	-	6,162,413	6,640,754
Raw material/packaging material/resale	-	-	5,576,061	5,977,025
Employee benefits expense (note 28)	-	-	276,900	280,895
Depreciation and amortization	-	-	120,052	122,779
Other	-	-	189,400	260,055

Selling, marketing and logistics expenses	-	-	7,391,699	8,052,836
Logistics costs	-	-	1,058,188	1,299,772
Personnel expenses (note 28)	-	-	2,121,197	2,251,100
Marketing, sales force and other selling expenses	-	-	3,572,156	3,821,766
Depreciation and amortization	-	-	640,158	680,198

Administrative, R&D, IT and project expenses	217,737	58,181	3,262,742	3,444,017
Innovation expenses	-	-	98,179	138,284
Personnel expenses (note 28)	22,862	50,720	1,281,388	1,535,735
Restructuring expenses(*)	146,557	-	149,617	-
Other administrative expenses	47,930	7,461	1,214,840	1,177,712
Depreciation and amortization	388	-	518,718	592,286

Total	217,737	58,181	16,816,854	18,137,607

(*) Refers to restructuring expenses related to corporate structure review at Natura &Co Holding and includes severance, social charges and benefits expenses.

28.	EMPLOYEE BENEFITS

	Parent		Consolidated
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Payroll, profit sharing and bonuses	14,327	24,115	2,695,553	2,983,918
Pension Plan	-	-	126,541	122,227
Share-based payments and charges on restricted shares	(1,178)	20,458	58,811	165,030
Health care, food and other benefits	1,682	984	342,263	321,545
Charges, taxes and social contributions	604	760	348,495	377,559
INSS	7,427	4,403	107,822	97,451
Total	22,862	50,720	3,679,485	4,067,730

28.1	Share-based payments

Information regarding share-based payments was presented in the Company's financial statements for the year ended December 31, 2021, in note 29.

The (revenue) expense related to stock options, restricted shares and performance shares, including social security charges, recognized in the six-month period ended June 30, 2022, was R$1,178 and R$58,811 for parent company and consolidated level (R$ 20,458 and R$ 165,030 as of June 30, 2021), respectively.

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

2022 Grants

In April 2022, share-based awards related to the “Co-Investment Plan” and the “Long-Term Incentive Plan” were granted.

Changes in the number of outstanding stock options, as well as in the number of restricted and performance shares, are presented below:

Purchase Options and Strategy Acceleration Plan
Options (thousands)
Balance as of December 31, 2020	17,245
Granted	1,100
Exercised / Forfeited	(3,301)
Balance as of June 30, 2021	15,044

Purchase Options and Strategy Acceleration Plan
Options (thousands)
Balance as of December 31, 2021	20,137
Exercised / Forfeited	(425)
Balance as of June 30, 2022	19,712

	Restricted shares (thousands)	Performance shares (thousands)
Balance as of December 31, 2020	6,960	3,808
Granted	3,358	3,365
Canceled	(5)	-
Exercised	(4,636)	-
Balance as of June 30, 2021	5,677	7,173

	Restricted shares (thousands)	Performance shares (thousands)
Balance as of December 31, 2021	5,494	8,045
Granted	2,296	6,485
Exercised / Forfeited	(2,539)	(1,142)
Balance as of June 30, 2022	5,251	13,388

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The number of shares above and throughout this disclosure note:

• do not include the Avon Products Inc. plans that were in place prior to the acquisition by Natura &Co, as covered in note 29.2 of the Company’s financial statements for the year ended December 31, 2021;

• are presented using B3 equivalents for awards that are to be exercised / settled in ADRs, to ensure consistency; and

• the number of performance shares is disclosed assuming achievement of performance conditions at target, whereas the expense recognized reflects the latest reassessment of the number of awards expected to vest.

The awards outstanding at the end of the six-month period ended June 30, 2022, have the following maturity dates, fair values and strike prices:

As of June 30, 2022 – Stock options

Grant date	Conditions for acquisition of right as of the grant date	Strike price (R$)	Fair value (R$)	Existing options (thousands)	Maximum remaining contractual life (years)	Exercisable options (thousands)
March 16, 2015	2 to 4 years of service	13.47	4.85 to 5.29	104	0.7	104
July 28, 2015 (Strategy acceleration)	4 to 5 years of service	12.77	6.20 to 6.23	495	1.1	495
March 15, 2016	2 to 4 years of service	12.71	7.16 to 7.43	93	1.7	93
July 11, 2016 (Strategy acceleration)	4 to 5 years of service	11.28	6.84 to 6.89	1,540	2.0	1,540
March 10, 2017	2 to 4 years of service	12.46	6.65 to 6.68	378	2.7	378
March 10, 2017 (Strategy acceleration)	4 to 5 years of service	12.46	6.87 to 6.89	1,890	2.7	1,890
March 12, 2018	2 to 4 years of service	16.83	7.96 to 8.21	1,537	3.7	1,537
March 12, 2018 (Strategy acceleration)	3 to 5 years of service	12.04 to 16.83	8.21 to 9.67	3,800	3.7	1,900
April 12, 2019	2 to 4 years of service	23.41	11.71 to 11.82	1,425	4.7	907
April 12, 2019 (Strategy acceleration)	4 to 5 years of service	23.41	11.51 to 11.71	1,900	4.7	-
March 31, 2021	4 to 5 years of service	48.98	29.08 to 29.81	1,100	8.8	-
December 17, 2021	3 to 4 years of service	27.28	17.58 to 18.16	5,450	9.5	-
				19,712		8,844

As of June 30, 2022 – Restricted shares

Grant date	Conditions for acquisition of right as of the grant date	Existing shares (thousands)	Fair value (R$)	Maximum remaining contractual life (years)
April 12, 2019 – Plan I	2 to 4 years of service	278	21.62 to 22.53	0.7
March 27, 2020 – Co-Investment Plan	1 to 3 years of service	649	29.00	0.8
March 31, 2021	1 to 3 years of service	2,074	48.13	1.8
April 14, 2022	1 to 3 years of service	2,250	24.91 to 24.99	2.8
		5,251

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

As of June 30, 2022 – Performance shares

Grant date	Conditions for acquisition of right as of the grant date	Existing shares (thousands)	Fair value (R$)	Maximum remaining contractual life (years)	Shares not released (thousand)
September 30, 2020	Achievement of performance conditions, 2.5 years of service plus an additional holding period of 1 year for certain awards.	4,003	48.56 to 73.46	0.8 to 1.8	4,003
March 31, 2021	Achievement of performance conditions, 3 years of service plus an additional holding period of 1 year for certain awards.	3,040	46.57 to 50.98	1.8 to 2.8	3,040
April 14, 2022	Achievement of performance conditions, 3 years of service plus an additional holding period of 1 year for certain awards.	6,345	18.66 to 24.99	2.8 to 3.8	6,345
		13,388			13,388

As of June 30, 2022, the market price was R$ 13.42 (R$56.74 as of June 30, 2021) per share.

29.	FINANCE (EXPENSES) INCOME

	Parent		Consolidated
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
FINANCE INCOME:
Interest on short-term investments	10,383	9,065	179,075	97,329
Gains on monetary and exchange rate variations (a)	5,653	2,118	1,824,724	1,261,948
Gains on swap and forward transactions (c)	-	-	1,206,235	848,351
Gains on swap and forward derivatives mark to market	-	-	34,982	12,307
Reversal for the monetary restatement for tax risks and tax obligations	2,290	-	2,290	-
Hyperinflationary economy adjustment (Argentina and Turkey)	-	-	67,428	44,462
Subtotal	18,326	11,183	3,314,734	2,264,397

FINANCE EXPENSES:
Interest on financing	-	(7,918)	(326,909)	(348,622)
Interest on leases	(12)	-	(95,056)	(106,045)
Losses from monetary and exchange rate variations (b)	(1,638)	(333)	(1,548,844)	(906,019)
Losses on swap and forward transactions (d)	(5,266)	-	(1,786,549)	(1,022,156)
Losses on swap and forward derivatives mark to market	-	-	(13,667)	(7,964)
Adjustment of provision for tax, civil and labor risks and tax liabilities	-	-	(25,785)	(25,863)
Appropriation of funding costs (debentures and notes)	-	-	(8,729)	(18,387)
Interest on pension plan	-	-	(2,474)	(6,336)
Hyperinflationary economy adjustment (Argentina)	-	-	(138,256)	(19,282)
Other finance expenses	(18,338)	(6,210)	(181,819)	(237,130)
Subtotal	(25,254)	(14,461)	(4,128,088)	(2,697,804)
Net finance (expenses) income, net	(6,928)	(3,278)	(813,354)	(433,407)

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

The breakdown set forth below is intended to better explain the results of the foreign exchange hedging transactions entered into by the Company as well as its related items recorded in the financial income (expenses) and shown in the previous table:

	Parent		Consolidated
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
(a) Gains on monetary and exchange rate variations	5,653	2,118	1,824,724	1,261,948
Gains on exchange rate variation on borrowings, financing and debentures	-	-	1,102,560	815,725
Exchange rate variation on imports	-	-	12,088	24,705
Exchange rate variation on export receivables	5,653	2,118	18,984	52,052
Exchange rate variation on accounts payable from foreign subsidiaries	-	-	383,389	193,072
Exchange variations of bank accounts in foreign currency	-	-	307,703	176,394

(b) Losses from monetary and exchange rate variations	(1,638)	(333)	(1,548,844)	(906,019)
Losses from exchange rate variation on borrowings	-	-	(727,351)	(461,840)
Exchange rate variation on imports	-	-	(31,025)	(17,652)
Exchange rate variation on export receivables	(1,638)	(333)	(85,469)	(68,695)
Exchange rate variation on accounts payable from foreign subsidiaries	-	-	(369,044)	(171,456)
Exchange rate variation on cash and cash equivalent	-	-	(335,955)	(186,376)

(c) Gains on swap and forward transactions	-	-	1,206,235	848,351
Revenue from swap exchange coupons	-	-	475,363	423,622
Gains on exchange variations on swap instruments	-	-	730,872	424,729

(d) Losses on swap and forward transactions	(5,266)	-	(1,786,549)	(1,022,156)
Losses from exchange rate variation on swap instruments	-	-	(1,095,685)	(763,810)
Financial costs of swap instruments	(5,266)	-	(690,864)	(258,346)

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

30.	OTHER OPERATING EXPENSES, NET

	Consolidated
	June 30, 2022	June 30, 2021
Other operating income, net
Result on write-off of property, plant and equipment	-	10,154
Tax credits	34,325	11,024
Tax benefit from amnesty program (a)	44,401	-
Revenue with sale of customer portfolio	6,558	-
Royalty income(b)	119,438
Other operating income	19,039	50,263
Total other operating income	223,761	71,441

Other operating expenses, net
Result on write-off of property, plant and equipment	(8,376)	-
Crer para Ver (c)	(23,485)	(21,842)
Expenses with sale of customer portfolio	-	(7,557)
Transformation and integration plan (d)	(211,813)	(308,564)
Restructuring expenses	(42,072)
Other operating expenses	(35,142)	(38,197)
Total other operating expenses	(320,888)	(376,160)
Other operating expenses, net	(97,127)	(304,719)

a)	Refers to tax benefits in Brazil from the inclusion in some states tax amnesty programs by the subsidiary Avon Cosméticos Ltda.

b)	Refers to royalty income received by Avon from its representative in Japan, after a legal dispute as mentioned in note 22.

c)	Allocation of operating profit obtained from sales of the non-cosmetic product line called “Crer Para Ver” to Instituto Natura, specifically intended for social projects aimed at developing the quality of education.

d)	Expenses related to the execution of the transformation plan for the subsidiary The Body Shop and the integration of the subsidiary Avon Products Inc., which is supported by five pillars, namely: (1) rejuvenating the brand; (2) optimize retail and direct sales operations; (3) improve omni-channel; (4) improve operational efficiency; and (5) redesign the organization.

e)	Refers to expenses for closing the operations of subsidiary The Body Shop in Russia, the main expenses referring to indemnities to employees and fines for terminating the lease of stores.

31.	EARNINGS PER SHARE

The basic earnings per share are calculated by dividing the profit (loss) attributable to the Company’s shareholders by the weighted average number of outstanding common shares, excluding common shares purchased by the Company and held as treasury shares.

	Consolidated
	June 30, 2022	June 30, 2021
(Loss) profit attributable to the Company’s controlling shareholders	(1,409,815)	79,675
Weighted average of the number of issued common shares	1,380,568,261	1,376,405,009
Weighted average of the number of outstanding common shares	1,370,936,247	1,375,596,681
Basic (loss) profit per share – R$	(1.0284)	0.0579

Diluted earning per share is calculated by adjusting the weighted average number of common shares outstanding, assuming the conversion of all potential common shares that would cause dilution. Considering that the Company recorded a loss for the six-month period ended June 30, 2022, any adjustment would have an anti-dilution effect and, therefore, the diluted loss per share is equal to the basic loss per share.

32.	TRANSACTIONS WITH RELATED PARTIES

In the course of the Company’s operations, rights and obligations are generated between related parties, arising from administrative expenses and provision of services.

32.1.	Receivables and payables with related parties

The Company had transactions with related parties recognized as presented below:

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

	Parent
	June 30, 2022	December 31, 2021
Current Assets:
Natura Cosméticos S.A. (b)	-	153,656
Avon Products, Inc(a)	24,202	20,223
Natura Cosméticos S.A. – Argentina (a)	4,038	4,302
Natura Cosméticos S.A. – Chile (a)	-	609
Natura Cosméticos S.A. – Perú (a)	503	567
Natura Cosméticos S.A – Colombia(a)	354	377
The Body Shop International (a)	13,014	7,416
Aesop UK (a)	2,722	2,836
Natura Biosphera(a)	29	-
The Body Shop Brasil Franquias(a)	28	-
Natura Dist de Mexico(a)	-	536
Total current assets	44,890	190,522
Current Liabilities:
Natura Cosméticos S.A. (a) and (c)	5,790	1,882
Indústria e Comércio de Cosméticos Natura Ltda. (a)	1,559	188
Natura Comercial (a)	25	-
Avon Products, Inc (c)	-	37,784
The Body Shop International (c)	-	19,959
Aesop UK (c)	-	358
Total current liabilities	7,374	60,171

a)	Refers to the allocation of expenses related to the purchase options and restricted shares plans.

b)	On December 31, 2021, refers to interest on own equity.

c)	Refers to the transfer of shared expenses.

In the periods ended June 30, 2022, and 2021, there were no transactions of the parent company with related parties that passed through the income statement, as the transactions that occurred in the period refer to the transfer of expenses related to the stock option plans and shares restricted.

32.2.	Uncontrolled and unconsolidated transactions with related parties

Instituto Natura holds shares in the Essential Investment Fund. As of June 30, 2022, the balance is R$ 1,178 (R$ 4,573 as of June 30, 2021).

On June 5, 2012, an agreement was entered between Indústria e Comércio de Cosméticos Natura Ltda., and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and leasing of processing center to distribution and warehousing of products (HUB), in Itupeva, State of São Paulo. In 2019, Bres Itupeva granted its credits to BRC Securitizadora S/A, to which Natura makes monthly payments. Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, members of the Company’s controlling group, indirectly control Bres Itupeva. This agreement was amended on February 10, 2021, with Natura Cosméticos becoming the lessee. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” netbook value was R$ 63,665 in the six-month period ended June 30, 2022 (R$60,998 under “item Buildings” of Property, Plant and Equipment as of December 31, 2021) and in the six-month period ended June 30, 2022, the amount paid as lease was R$7,903 (R$7,071 for the six-month period ended June 30, 2021).

On January 8, 2021, a related-party transaction was carried out between the Company, as lessee and owner, the subsidiary Indústria e Comércio de Cosméticos Natura Ltda. and Natura &Co Holding S.A., as guarantors, and a special purpose company (Bresco IX) indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos, as lessor and surface-right owner (Co-Chairmen of the Board of Directors of the Company and shareholders members of the controlling group parent Company). This transaction was entered into with the purpose of expanding the Company’s distribution network and increasing its logistical efficiency through the installation of a new distribution hub in the State of Alagoas. This is a build-to-suit lease in which the property has not yet been delivered and, therefore, there was no disbursement during the six-month period ended June 30, 2022, and 2021.

On May 12, 2021, a transaction was entered between the Natura Cosméticos S.A., as lessee, and Bresco Logística Fundo de Investimento Imobiliário, as lessor, indirectly held by Messrs. Antônio Luiz da Cunha Seabra, Guilherme Peirão Leal and Pedro Luiz Barreiros Passos. (Co-Chairmen of the Board of Directors of the Company). This transaction had the purpose of keeping the Company’s distribution hub activities in the city of Canoas, State of Rio Grande do Sul. The amount involved in the transaction is recorded under item “Right of Use” of “Buildings” in

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

the amount of R$ 4,996 and during the six-month period ended June 30,2022 the total amount paid as rent was R$ 1,048.

In the six-month period ended June 30, 2022, the Company transferred to Instituto Natura as a donation associated with the net income from sales of the Natura Crer Para Ver product line in the amount of R$ 23,000 (R$19,000 for the six-month period ended June 30, 2021).

The Company has a structure of internal controls to support the identification, monitoring and approval of transactions between Related Parties.

32.3.	Key management personnel compensation

The total compensation of the key management personnel is as follows:

	June 30, 2022			June 30, 2021
	Compensation			Compensation
	Fixed	Variable	Total	Fixed	Variable	Total
Board of Directors	7,432	149,625	157,057	7,436	5,501	12,937
Executive Board	18,406	35,368	53,774	26,730	30,418	57,148
	25,838	184,993	210,831	34,166	35,919	70,085

The totals in the table above include the employer's social security charges.

The amounts include increases and / or reversals of the cumulative expense recognized in the previous years due to reassessments of the number of awards expected to vest and re-estimation of the social security charges expected to be payable by the Company on vesting.

Amounts for the six-month period ended June 30, 2022, include termination benefits for certain key management employees related to the review process of Natura &Co's corporate structure.

33.	COMMITMENTS

33.1	Contracts related to supply

Total minimum supply payments, measured at nominal value, according to the contract, are as follows:

	Consolidated
	June 30, 2022	December 31, 2021
Less than one year	534,338	929,288
One to five years	210,195	460,081
Above five years	19,758	10,738
Total	764,291	1,400,107

34.	INSURANCE

The Company adopted an insurance policy that mainly considers risk concentration and its materiality, considering the nature of their activities and the guidance of their insurance advisors. As of June 30, 2022, and December 31, 2021, insurance coverage is as follows:

Item	Type of coverage	Amount insured
		June 30, 2022	December 31, 2021
Industrial complex and administrative sites	Any damages to buildings, facilities, inventories, and machinery and equipment	5,689,929	6,008,031

Vehicles	Fire, theft and collision for the vehicles insured by the Company	224,541	261,953

Loss of profits	No loss of profits due to material damages to facilities buildings and production machinery and equipment	1,962,509	1,962,509

Transport	Damages to products in transit	97,799	103,857

Civil liability	Protection against error or complaints in the exercise of professional activity that affect third parties	2,548,891	2,445,664

Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000	30,000

NATURA &CO HOLDING S.A.

NOTES TO THE INDIVIDUAL AND CONSOLIDATED INTERIM ACCOUNTING INFORMATION FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2022

(Amounts in thousands of Reais - R$, except as mentioned otherwise)

35.	ADDITIONAL INFORMATION RELATING TO THE STATEMENTS OF CASH FLOWS

The following table presents investment and financing transactions which do not involve the use of cash and cash equivalents and, therefore, are presented separately as additional information to the statements of cash flows:

	Parent		Consolidated
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Non-cash items
Hedge accounting, net of tax effects	89	-	(430,646)	(160,353)
Net effect of acquisition of property, plant and equipment and intangible assets not yet paid	-	-	59,550	211,320

36.	SUBSEQUENT EVENTS

a)	Issuance of debentures by the subsidiary Natura Cosméticos S.A. (11th issue)

The subsidiary Natura Cosméticos S.A. formalized the Private Deed of the 11th Issue of Simple Debentures, Non-Convertible into Shares, approved by the Board of Directors of Natura Cosméticos S.A. and of the Company on June 21, 2022. Said deed was amended on July 21, 2022 to include the total amount of the 11th issue. The 11th issue debentures are guaranteed by the Company.

Within the scope of the 11th issue of its subsidiary Natura Cosméticos S.A., 826,030 simple debentures were issued, not convertible into shares, all nominative and book-entry, without the issuance of certificates or warrants, with unit face value of R$ 1 (one thousand reais), amounting to R$ 826,030 with final maturity on July 21, 2027. The debentures earn interest corresponding to 100% (one hundred percent) of the accumulated variation of the average daily rates of DI - Interbank Deposits of one day, "over extra-group", plus a spread or surcharge equivalent to 1.65% (one integer and sixty-five hundredths’ percent) per year.

Pursuant to the terms of the minutes of the meeting of the Board of Directors of the subsidiary Natura Cosméticos held on July 26, 2022, the subsidiary carried out the optional acquisition and respective cancellation of (i) 16,280 debentures of the third series of the 9th (ninth) issue and (ii) 66,323 debentures of the subsidiary's 10th (tenth) issue of simple, non-convertible, unsecured debentures; acquired on July 25 and 26, 2022 at their respective updated nominal values, with all the funds raised by the subsidiary within the scope of its 11th (eleventh) issue of simple debentures, not convertible into shares, in a single series, of the type unsecured with additional personal guarantee provided in the form of a guarantee by the Company.